Exhibit 99.1

FRANCO-NEVADA CORPORATION

US$300,000,000

EQUITY DISTRIBUTION AGREEMENT

May 11, 2020

To the Agents named below and listed in Schedule 1 hereto

Ladies and Gentlemen:

Franco-Nevada Corporation, a corporation formed and organized under the Canada Business Corporations Act (“Franco” or the “Corporation”), confirms its agreement (this “Agreement”) with CIBC World Markets Inc., BMO Nesbitt Burns Inc., RBC Dominion Securities Inc., Scotia Capital Inc., TD Securities Inc., Canaccord Genuity Corp., Credit Suisse Securities (Canada), Inc., National Bank Financial Inc., Raymond James Ltd., and Industrial Alliance Securities Inc. (collectively, the “Canadian Agents”), and CIBC World Markets Corp., BMO Capital Markets Corp., RBC Capital Markets, LLC, Scotia Capital (USA) Inc., TD Securities (USA) LLC, BofA Securities, Inc., Canaccord Genuity LLC, Credit Suisse Securities (USA) LLC, National Bank of Canada Financial Inc., Raymond James (USA) Ltd., Barclays Capital Inc., Deutsche Bank Securities Inc., and Stifel, Nicolaus & Company, Incorporated (collectively, the “U.S. Agents”, and together with the Canadian Agents, the “Agents”), to issue and sell common shares of the Corporation upon and subject to the terms and conditions contained herein. Capitalized terms used herein have the meanings given to them in Section 26 hereof.

1.                                      Issuance and Sale of Shares

The Corporation agrees that, from time to time during the term of this Agreement, on the terms and subject to the conditions set forth herein, it may issue and sell through the Agents, common shares of the Corporation (the “Shares”) having an aggregate sales price of up to US$300,000,000 (or the equivalent in Canadian currency), provided that the market value of the Shares distributed under the Canadian Prospectus Supplement shall not exceed 10% of the aggregate market value of the outstanding Shares as of the date specified in Section 9.1 of NI 44-102, which shall be calculated in accordance with Section 9.2 of NI 44-102 (the “Offering”). The Shares will be sold on the terms set forth herein at such times and in such amounts as the Corporation and the Agents shall agree from time to time. The issuance and sale of the Shares through the Agents will be effected pursuant to the Canadian Prospectus and the Registration Statement filed by the Corporation and declared effective by the SEC.

When determining the aggregate value of the Placement Shares sold, the Corporation will use the daily exchange rate posted by the Bank of Canada on the date the applicable Placement Shares were sold to determine the United States dollar equivalent of any Placement Shares which were sold for Canadian dollars.

2.                                      Placements

(a)                                 Placement Notice. Each time that the Corporation wishes to issue and sell Shares hereunder (each, a “Placement”), it will notify the applicable Agent by e-mail notice (or other method mutually agreed to in writing by the parties) (a “Placement Notice”) containing the parameters within which the Corporation desires to sell the

Shares, which shall at a minimum include (i) the number of Shares to be sold under the applicable Placement pursuant to this Agreement (the “Placement Shares”), (ii) the time period during which sales are requested to be made, (iii) any limitation on the number of Placement Shares that may be sold in any one Trading Day, (iv) whether the Corporation desires the Placement Shares to be sold on a particular stock exchange, (v) any minimum price below which sales may not be made, and (vi) the amount of the Placement Fee, with a copy to the other Agents. The Placement Notice shall originate from any of the individuals (each, an “Authorized Representative”) from the Corporation set forth on Schedule 2, and shall be addressed to each of the respective individuals from the applicable Agent set forth on Schedule 2 attached hereto, as such Schedule 2 may be amended from time to time. The Placement Notice shall be effective upon delivery to the applicable Agent unless and until (A) the applicable Agent declines to accept the terms contained therein for any reason, in its sole discretion, in accordance with the notice requirements set forth in Section 4, (B) the entire amount of the Placement Shares have been sold, (C) the Corporation suspends or terminates the Placement Notice in accordance with the notice requirements set forth in Section 4 or Section 14, as applicable, (D) the Corporation issues a subsequent Placement Notice with parameters superseding those on the earlier Placement Notice, or (E) this Agreement has been terminated under the provisions of Section 13. Notwithstanding the foregoing, the Corporation may not deliver a Placement Notice to an Agent if the Corporation has delivered a Placement Notice which remains in effect to another Agent, unless the Corporation has terminated the prior Placement Notice in accordance with the notice requirements set forth in Section 4.

(b)                                 Placement Fee. The amount of compensation to be paid by the Corporation to an Agent with respect to each Placement for which such Agent acted as sales Agent under this Agreement shall be equal to up to 2.00% of the gross proceeds from such Placement (the “Placement Fee”), which amount shall be paid in the same currency as the gross proceeds from the sale of the Placement Shares to which it pertains.

(c)                                  No Obligation. It is expressly acknowledged and agreed that neither the Corporation nor any Agent will have any obligation whatsoever with respect to a Placement or any Placement Shares unless and until the Corporation delivers a Placement Notice to the applicable Agent, which Placement Notice has not been declined, suspended or otherwise terminated in accordance with the terms of this Agreement, and then only upon the terms specified therein and herein. It is also expressly acknowledged that the Agents will be under no obligation to purchase Placement Shares on a principal basis. In the event of a conflict between the terms of this Agreement and the terms of a Placement Notice, the terms of the Placement Notice will prevail.

(d)                                 Limitations on Placements. Under no circumstances shall the Corporation deliver a Placement Notice if, after giving effect to the issuance of the Placement Shares requested to be issued under such Placement Notice, the aggregate sales price of the Placement Shares sold pursuant to this Agreement would exceed US$300,000,000 (or the equivalent in Canadian currency).

3.                                      Sale of Placement Shares by the Agents

Subject to the terms and conditions of this Agreement, upon the Corporation’s issuance of a Placement Notice, and unless the sale of the Placement Shares described therein has been declined, suspended, or otherwise terminated in accordance with the terms of this Agreement, the applicable Agent will severally and not jointly use its commercially reasonable efforts consistent with its normal trading and sales practices to sell on behalf of the Corporation and as agent, such Placement Shares up to the amount specified during the time period specified, and otherwise in accordance with the terms of such Placement Notice. The applicable Agent will provide written confirmation to the Corporation no later than the opening of the Trading Day immediately following the Trading Day on which such Agent has made sales of Placement Shares hereunder setting forth (i) the number of Placement Shares sold on such day (showing the number of Placement Shares sold on the TSX, on any other “marketplace” (as such term is defined in NI 21-101) in Canada (a “Canadian Marketplace”), on the NYSE, on any other “marketplace” (as such term is defined in NI 21-101) in the United States (a “United States Marketplace”) and pursuant to any other sales method used by the Agents), (ii) the price of the Placement Shares sold (showing the price of the Placement Shares sold on the TSX, a Canadian Marketplace, the NYSE, a United States Marketplace and pursuant to any other sales method used by the Agents), (iii) the gross proceeds of the Placement, (iv) the Placement Fee payable by the Corporation to the Agents with respect to such sales (including the currency payable in respect thereof), and (v) the Net Proceeds payable to the Corporation. Subject to the terms and conditions of the Placement Notice, the Agents may sell Placement Shares by any method permitted by law that constitutes an “at-the-market distribution” under NI 44-102 and made in compliance with the Exemption, including, without limitation, sales made directly on the NYSE and the TSX, or on any Canadian Marketplace or United States Marketplace. Each of the U.S. Agents, severally (and not jointly), covenants and agrees with the Corporation that (i) it shall not, directly or indirectly, advertise or solicit offers to purchase or sell Placement Shares in Canada, and (ii) it shall not sell Placement Shares on the TSX or on any Canadian Marketplace. For the avoidance of doubt, none of the U.S. Agents is acting as an underwriter of the Placement Shares in the Canadian Qualifying Jurisdictions and no action on the part of any of the U.S. Agents in its capacity as an Agent of the offering of the Placement Shares in the United States is intended to create any impression or support any conclusion that it is acting as an underwriter of the Placement Shares in the Canadian Qualifying Jurisdictions.

The Canadian Agents, severally and not jointly, acknowledge and agree that the aggregate number of Placement Shares sold on the TSX and all other Canadian Marketplaces on any Trading Day shall not exceed 25% of the total trading volume of the Shares on the TSX and all other Canadian Marketplaces on that Trading Day, and covenant not to sell Placement Shares in excess of that threshold.

Each of the Agents hereby covenants and agrees that, during the time an Agent is the recipient of a Placement Notice pursuant to Section 2 hereof that has not been declined, suspended or terminated in accordance with the terms hereof, such Agent will prudently and actively monitor the market’s reaction to trades made on any “marketplace” (as such term is defined in NI 21-101) pursuant to this Agreement in order to evaluate the likely market impact of future trades, and that, if such Agent has concerns as to whether a particular sale contemplated by a Placement Notice may have a significant effect on the market price of the Shares, the applicable Agent will immediately recommend to the Corporation against effecting the trade at that time or on the terms proposed. Notwithstanding the foregoing, the Corporation acknowledges and agrees that the

Agents cannot provide complete assurances that any sale will not have a significant effect on the market price of the Shares.

The Agents, severally and not jointly, covenant that the Agents will not (nor will any affiliate thereof or person or company acting jointly or in concert therewith) over-allot Placement Shares in connection with the distribution of Placement Shares in an “at-the-market distribution” (as defined in NI 44-102) or effect any other transactions that are intended to stabilize or maintain the market price of the Placement Shares in connection with such distribution.

Notwithstanding anything to the contrary set forth in this Agreement or a Placement Notice, the Corporation acknowledges and agrees that (i) there can be no assurance that the Agents will be successful in selling any Placement Shares or as to the price at which any Placement Shares are sold, if at all, and (ii) the Agents will incur no liability or obligation to the Corporation or any other person or entity if they do not sell Placement Shares for any reason other than a failure by the Agents to use their commercially reasonable efforts consistent with their normal trading and sales practices to sell on behalf of the Corporation and as agent such Placement Shares as provided under this Section 3.

4.                                      Suspension of Sales

(a)                                 The Corporation or the applicable Agent may, upon notice to the other party in writing, by telephone (confirmed immediately by e-mail) or by e-mail notice (or other method mutually agreed to in writing by the parties), suspend any sale of Placement Shares for which it has delivered or received, as applicable, a Placement Notice; provided, however, that such suspension shall not affect or impair any party’s obligations with respect to any Placement Shares sold hereunder prior to the receipt of such notice of suspension. The Corporation and the Agents, severally and not jointly, agree that no such notice shall be effective against any other party unless it is made to one of the individuals named on Schedule 2 hereto, as such Schedule 2 may be amended from time to time.

(b)                                 Notwithstanding any other provision of this Agreement, during any period in which the Corporation is in possession of material non-public information, the Corporation and the Agents (provided they have been given prior written notice of such by the Corporation, which notice the Agents, severally and not jointly, agree to treat confidentially) agree that no sale of Placement Shares will take place. The Corporation and the Agents, severally and not jointly, agree that no such notice shall be effective against any applicable Agents unless it is made to one of the individuals named on Schedule 2 hereto, as such Schedule 2 may be amended from time to time.

5.                                      Settlement

(a)                                 Settlement of Placement Shares. Unless otherwise specified in the applicable Placement Notice, settlement for sales of Placement Shares will occur on the second (2nd) Trading Day on the applicable stock exchange on which the Placement Shares were sold or, if the Placement Shares are not sold on a stock exchange, on the second (2nd) Trading Day (or, in either case, such earlier day as is agreed by the parties to be industry practice for regular-way trading) following the date on which such sales are made (each, a “Settlement Date”). The amount of proceeds to be delivered to the Corporation on a Settlement Date against the receipt of the Placement Shares sold will be equal to the aggregate sales price at which such Placement Shares were sold, after deduction for the Placement Fee for such sales payable by the Corporation to the applicable Agent pursuant to Section 2 hereof (the “Net Proceeds”).

(b)                                 Delivery of Shares. On each Settlement Date, the Corporation will, or will cause its transfer agent to, electronically transfer the Placement Shares being sold by crediting the applicable Agent’s account or its designee’s account (provided that the applicable Agent shall have given the Corporation written notice of such designee at least one Trading Day prior to the Settlement Date) at CDS Clearing and Depository Services Inc. though its CDSX system for Placement Shares sold in Canada and at The Depository Trust Company through its Deposit Withdrawal at Custodian System for Placement Shares sold in the United States or by such other means of delivery as may be mutually agreed upon by the Corporation and applicable Agent and, upon receipt of such Placement Shares, which in all cases shall be freely tradeable, transferable, registered shares in good deliverable form, the applicable Agent will, on each Settlement Date, deliver the related Net Proceeds in same day funds to an account designated by the Corporation prior to the Settlement Date. If the Corporation defaults in its obligation to deliver Placement Shares on a Settlement Date, the Corporation agrees that in addition to and in no way limiting the rights and obligations set forth in Section 11 hereto, it will (i) hold the Agents harmless against any loss, claim, damage, or expense (including reasonable legal fees and expenses), as incurred, arising out of or in connection with such default by the Corporation and (ii) pay to the Agents any Placement Fee, discount, or other compensation to which it would otherwise have been entitled absent such default; provided, however, that without limiting Section 11 herein, with respect to (ii) above, the Corporation shall not be obligated to pay the Agents any Placement Fee, discount or other compensation on any Placement Shares that it is not possible to settle due to: (A) a suspension or material limitation in trading in securities generally on the TSX or the NYSE; (B) a material disruption in securities settlement or clearance services in the United States or Canada; or (C) failure by an Agent to comply with its obligations under the terms of this Agreement.

6.                                      Registration Statement and Prospectuses

The Corporation has prepared and filed with the Canadian Qualifying Authorities in the Canadian Qualifying Jurisdictions the Canadian Preliminary Base Prospectus and has prepared and filed with the Canadian Qualifying Authorities in the Canadian Qualifying Jurisdictions the Canadian Base Prospectus in respect of an aggregate of up to US$2,000,000,000 in common shares, preferred shares, debt securities, warrants and subscription receipts of the Corporation (collectively, the “Shelf Securities”) in each case in accordance with Canadian Securities Laws. The Ontario Securities Commission (the “Reviewing Authority”) is the principal regulator of the Corporation under the passport system procedures provided for under Multilateral Instrument 11-102 — Passport System and National Policy 11-202 — Process for Prospectus Reviews in Multiple Jurisdictions in respect of the Shelf Securities and the Offering. The Reviewing Authority has issued a receipt evidencing that a receipt has been issued on behalf of itself and the other Canadian Qualifying Authorities for the Canadian Base Prospectus (the “Receipt”). The term “Canadian

Base Prospectus” means the (final) short form base shelf prospectus (in both the English and French languages unless the context otherwise indicates) dated April 28, 2020 relating to the Shelf Securities, at the time the Reviewing Authority issued the Receipt with respect thereto in accordance with Canadian Securities Laws, including NI 44-101 and NI 44-102, and includes all documents incorporated therein by reference and the documents otherwise deemed to be a part thereof or included therein pursuant to Canadian Securities Laws, including but not limited to, all Designated News Releases. As used herein, a “Designated News Release” means a news release disseminated by the Corporation in respect of previously undisclosed information that, in the Corporation’s determination, constitutes a “material fact” (as such term is defined in Canadian Securities Laws) and identified by the Corporation as a “designated news release” in writing on the face page of the version of such news release that is filed by the Corporation on SEDAR. As used herein, “Canadian Prospectus Supplement” means the most recent prospectus supplement (in both the English and French languages, unless the context otherwise indicates) to the Canadian Base Prospectus relating to the Placement Shares, to be filed by the Corporation with the Canadian Qualifying Authorities in accordance with Canadian Securities Laws. The Canadian Prospectus Supplement shall provide that any and all Designated News Releases shall be deemed to be incorporated by reference in the Canadian Base Prospectus.

The Corporation has also prepared and filed with the SEC, pursuant to the Canada/U.S. Multi-Jurisdictional Disclosure System adopted by the SEC, a registration statement on Form F-10 (File No. 333-237671) covering the registration of the Shelf Securities under the Securities Act and the rules and regulations (the “Rules and Regulations”) of the SEC thereunder, and such amendments to such registration statement as may have been permitted or required to the date of this Agreement. Such registration statement, including the Canadian Base Prospectus (with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the Rules and Regulations and including exhibits to such registration statement), has become effective in such form pursuant to Rule 467(b) under the Securities Act. Such registration statement on Form F-10, at any given time, including amendments and supplements thereto to such time, the exhibits and any schedules thereto at such time and the documents incorporated by reference therein at such time, is herein called the “Registration Statement.”

The Canadian Base Prospectus, with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the Rules and Regulations in the form in which it appeared in the Registration Statement on the date it became effective under the Securities Act is herein called the “U.S. Base Prospectus.” “U.S. Prospectus Supplement” means the most recent Canadian Prospectus Supplement, with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the Securities Act, relating to the offering of the Placement Shares, to be filed by the Corporation with the SEC pursuant to General Instruction II.L of Form F-10; “U.S. Prospectus” means the U.S. Prospectus Supplement (and any additional U.S. prospectus supplement prepared in accordance with the provisions of this Agreement and filed with the SEC in accordance with General Instruction II.L of Form F-10) together with the U.S. Base Prospectus; and “Issuer Free Writing Prospectus” means any “issuer free writing prospectus” as defined in Rule 433 relating to the Placement Shares that (i) is required to be filed with the SEC by the Corporation or (ii) is exempt from filing pursuant to Rule 433(d)(5)(i), in each case in the form filed or required to be filed with the SEC or, if not required to be filed, in the form retained in the Corporation’s records pursuant to Rule 433(g).

Any reference herein to the Registration Statement, the Base Prospectuses, the Prospectus Supplements or the Prospectuses or any amendment or supplement thereto shall be deemed to refer to and include the documents incorporated by reference therein, and any reference herein to the terms “amend,” “amendment” or “supplement” with respect to the Registration Statement, the Base Prospectuses, the Prospectus Supplements or the Prospectuses shall be deemed to refer to and include the filing or furnishing of any document with or to the SEC or the Canadian Qualifying Authorities, as applicable, on or after the effective date of the Registration Statement or the date of the Base Prospectuses, the Prospectus Supplements or the Prospectuses, as the case may be, and deemed to be incorporated by reference therein. For purposes of this Agreement, all references to the Canadian Base Prospectus, the Canadian Prospectus Supplement and the Canadian Prospectus or any amendment or supplement thereto shall be deemed to include any copy filed with any Canadian Qualifying Jurisdiction on SEDAR and all references to the Registration Statement, the U.S. Base Prospectus, the U.S. Prospectus Supplement and the U.S. Prospectus or any amendment or supplement thereto shall be deemed to include any copy filed with the SEC on EDGAR.

The Corporation has also prepared and filed with the SEC an appointment of agent for service of process upon the Corporation on Form F-X in conjunction with the filing of the Registration Statement.

All references in this Agreement to financial statements and schedules and other information which is “contained,” “included” or “stated” in the Registration Statement, the U.S. Base Prospectus, the U.S. Prospectus (or other references of like import) shall be deemed to mean and include all such financial statements and schedules and other information which is incorporated by reference in or otherwise deemed by the Rules and Regulations to be a part of or included in the Registration Statement, the U.S. Base Prospectus or the U.S. Prospectus, as the case may be; and all references in this Agreement to amendments or supplements to the Registration Statement, the U.S. Base Prospectus or the U.S. Prospectus shall be deemed to mean and include the filing of any document under the Exchange Act, and which is deemed to be incorporated therein by reference or otherwise deemed by the Rules and Regulations to be a part of or included in the Registration Statement, the U.S. Base Prospectus or the U.S. Prospectus, as the case may be. All references in this Agreement to financial statements and other information which is “described,” “contained,” “included” or “stated” in the Canadian Base Prospectus or the Canadian Prospectus (or other references of like import) shall be deemed to mean and include all such financial statements and other information which is incorporated by reference in or otherwise deemed by Canadian Securities Laws to be a part of or included in the Canadian Prospectus.

7.                                      Representations and Warranties of the Corporation

The Corporation represents and warrants to, and agrees with, the Agents that:

(a)                                 Prospectuses and Registration Statement. The Corporation is qualified in accordance with the provisions of NI 44-101 and NI 44-102 to file a short form base shelf prospectus in each of the Canadian Qualifying Jurisdictions and the entering into of this Agreement will not cause the Receipt to cease to be effective. At the time of filing the Registration Statement, the Corporation met, and as of the date hereof the Corporation meets, the general eligibility requirements for use of Form F-10 under the Securities Act. Any amendment or supplement to the Registration Statement or the Prospectuses required by this Agreement will be so prepared and filed by the Corporation and, as applicable, the Corporation will use commercially reasonable efforts to cause it to become effective as soon as reasonably practicable. No stop order suspending the effectiveness of the

Registration Statement has been issued, and no proceeding for that purpose has been instituted or, to the knowledge of the Corporation, threatened by the SEC. No order preventing or suspending the use of the Base Prospectuses, the Prospectus Supplements, the Prospectuses or any Issuer Free Writing Prospectus has been issued by the SEC or any Canadian Qualifying Authority. The Canadian Prospectus, at the time of filing thereof with the Canadian Qualifying Authorities, complied in all material respects and, as amended or supplemented, if applicable, will comply in all material respects with Canadian Securities Laws. The Canadian Prospectus, as amended or supplemented, as of its date, did not and, as of each Applicable Time and Settlement Date, if any, will not contain a misrepresentation, as defined under Canadian Securities Laws. The Canadian Prospectus, as amended or supplemented, as of its date, did and, as of each Applicable Time and Settlement Date, if any, will contain full, true and plain disclosure of all material facts relating to the Placement Shares and to the Corporation. The representations and warranties set forth in the two immediately preceding sentences do not apply to statements in or omissions from the Canadian Prospectus, or any amendments or supplements thereto, made in reliance upon and in conformity with information relating to the Agents furnished to the Corporation in writing by or on behalf of the Agents expressly for use therein. The U.S. Prospectus, at the time first filed in accordance with General Instruction II.L. of Form F-10, conformed in all material respects and, as amended or supplemented, if applicable, will conform in all material respects to the Canadian Prospectus, except for such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the Rules and Regulations. The Corporation has delivered to the Agents one complete copy of each of the Canadian Base Prospectus and the Registration Statement and a copy of each consent of experts filed as a part thereof, and conformed copies of the Canadian Base Prospectus, the Registration Statement (without exhibits) and the Prospectuses, as amended or supplemented, at such places as the Agents have reasonably requested. At the time of filing the Registration Statement, the Corporation was not and, as of the date of this Agreement, is not, an Ineligible Issuer (as defined in Rule 405 under the Securities Act), without taking account of any determination by the SEC pursuant to Rule 405 under the Securities Act that it is not necessary that the Corporation be considered an Ineligible Issuer.

(b)                                 No Misstatement or Omission. Each part of the Registration Statement, when such part became or becomes effective, at any deemed effective date pursuant to Form F-10 and the Rules and Regulations on the date of filing thereof with the SEC and at each Applicable Time and Settlement Date, and the U.S. Prospectus, on the date of filing thereof with the SEC and at each Applicable Time and Settlement Date, conformed, or will conform, in all material respects with the requirements of the Rules and Regulations; each part of the Registration Statement, when such part became or becomes effective, did not or will not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading; and the U.S. Prospectus, on the date of filing thereof with the SEC, and the U.S. Prospectus and the applicable Issuer Free Writing Prospectus(es), if any, issued at or prior to such Applicable Time, taken together (collectively, and with respect to any Placement Shares, together with the applicable sale price of such Placement Shares, the “Disclosure Package”) and at each Applicable Time and Settlement Date, did not or will not include an untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; except that the foregoing shall not apply to statements or omissions in any such document made in reliance on information furnished in writing to the Corporation by or on behalf of the Agents expressly stating that such information is intended for use in the Registration Statement, the U.S. Prospectus, or any amendment or supplement thereto, it being understood and agreed that the only information furnished by any Agent consists of the information described as such in Section 11(a) hereof.

(c)                                  Incorporation and Good Standing of Corporation. The Corporation has been duly incorporated and is validly existing under the laws of its jurisdiction of incorporation and has all requisite corporate power and authority to carry on its business as now carried on and presently proposed to be conducted as is or will be described in the Registration Statement, the Prospectuses and the Disclosure Package and to own, and lease its properties and assets (including any royalty and/or other interest) and to carry out the transactions contemplated by this Agreement.

(d)                                 Title. The Corporation has four material wholly-owned subsidiaries: Franco-Nevada U.S. Corporation, FN Holdings ULC, Franco-Nevada (Barbados) Corporation and Franco-Nevada Delaware LLC (each a “Material Subsidiary”, and together, the “Material Subsidiaries”). Each Material Subsidiary is a corporation or company organized and existing under the laws of the jurisdiction of its incorporation or formation, is current and up-to-date with all material filings required to be made under the laws of its jurisdiction of incorporation or formation and has the requisite power and capacity to own, lease and operate its properties and assets (including any royalty or other interests) and to conduct its business as now carried on by it, and is duly qualified to transact business and is in good standing in each jurisdiction in which such qualification is required, whether by reason of the ownership or leasing of property or the conduct of business, except where the failure to be so would not have a material adverse effect on the Corporation’s business, affairs, capital, operations, properties or assets, considered on a consolidated basis, or on the Corporation’s ability to perform its obligations under this Agreement and to consummate the transactions contemplated herein or would cause any fact, event or change that would result in any Prospectus containing a misrepresentation (“Material Adverse Effect”). All of the issued and outstanding shares or membership interests, as applicable, in the capital of each Material Subsidiary have been duly authorized and validly issued, are fully paid and non-assessable and are directly or indirectly beneficially owned by the Corporation, free and clear of any encumbrance or title defect of whatever kind or nature, regardless of form, whether or not registered or registrable and whether or not consensual or arising by law (statutory or otherwise), including any mortgage, lien, charge, pledge or security interest, whether fixed or floating, or any assignment, lease, option, right of pre-emption, privilege, encumbrance, easement, servitude, right of way, restrictive covenant, right of use or any other right or claim of any kind or nature whatever which affects ownership or possession of, or title to, any interest in, or the right to use or occupy such property or assets (each, a “Lien”, and together, the “Liens”), except such Liens as described in the Prospectuses, and none of the outstanding shares of the capital stock or membership interests, as applicable, of any Material Subsidiary was issued in violation of pre-emptive or similar rights of any security holder of such subsidiary. There exist no options, warrants, purchase rights, or other contracts or commitments that could require the Corporation to sell, transfer or otherwise dispose of any capital stock or membership interest, as applicable, of any Material Subsidiary. No act or proceeding has been taken by or against the Material Subsidiaries in connection with their liquidation, winding-up or bankruptcy.

(e)                                  Compliance with Applicable Laws. The Corporation and each Material Subsidiary has conducted and is conducting the business thereof in compliance in all material respects with all applicable laws, rules, regulations, tariffs, orders and directives of each jurisdiction in which it carries on business and possesses all material approvals, consents, certificates, registrations, authorizations, permits and licenses issued by the appropriate provincial, state, municipal, federal or other regulatory agency or body necessary to carry on the business currently carried on, or contemplated to be carried on, by it, is in compliance in all material respects with the terms and conditions of all such approvals, consents, certificates, authorizations, permits and licenses and with all laws, regulations, tariffs, rules, orders and directives material to the operations and business thereof, and none of the Corporation or any Material Subsidiary has received any notice of the modification, revocation or cancellation of, or any intention to modify, revoke or cancel or any proceeding relating to the modification, revocation or cancellation of any such approval, consent, certificate, authorization, permit or license, except such as would not, individually or in the aggregate, if the subject of an unfavourable decision, order, ruling or finding, have a Material Adverse Effect.

(f)                                   No Defaults. None of the Corporation or the Material Subsidiaries is in default of any term, covenant or condition under or in respect of any judgment, order, agreement or instrument to which it is a party or to which it or any of the properties or assets (including any royalty or other interest) thereof are or may be subject, and no event has occurred and is continuing, and no circumstance exists which has not been waived, which constitutes a default by it in respect of any commitment, agreement, document or other instrument to which the Corporation or any Material Subsidiary is a party or by which it is otherwise bound entitling any other party thereto to accelerate the maturity of any amount owing thereunder, except with respect to all of the foregoing such as would not, individually or in the aggregate, if the subject of an unfavourable decision, order, ruling or finding, have a Material Adverse Effect.

(g)                                  Enforceability of Agreement. The Corporation has duly authorized, executed and delivered this Agreement and this Agreement constitutes a legal, valid and binding obligation of the Corporation enforceable against it in accordance with its terms, subject to the exceptions as to enforceability as are contained in the opinion of Torys LLP referred to in Section 8(o) hereof.

(h)                                 No Consents Required. Except as shall have been made or obtained on or before each Applicable Time and associated Settlement Date, if any, no consent, approval, authorization, registration or qualification of any court, governmental agency or body, regulatory authority or contractual party is required for the distribution of the Placement Shares or the consummation of the transactions contemplated herein.

(i)                                     Due Authorization. The Corporation has the necessary corporate power and authority to execute and deliver the Registration Statement, the Prospectuses and the Disclosure Package and, if applicable, will have the necessary corporate power and authority to execute and deliver any amendment to the Registration Statement or the Prospectuses prior to the filing thereof, and all necessary corporate action has been taken by the Corporation to authorize the execution and delivery by it of the Registration Statement, the Prospectuses and the Disclosure Package and the filing thereof, as the case may be, in each of the Canadian Qualifying Jurisdictions under Canadian Securities Laws or with the SEC under the Securities Act, as applicable.

(j)                                    No Material Change. Except as has been disclosed in the Registration Statement, the Prospectuses and the Disclosure Package, (a) there are no material facts or material changes (within the meaning of applicable securities laws) relating to the Corporation or the Material Subsidiaries, or their respective businesses, which are required to be disclosed under applicable securities laws but have not been publicly disclosed in the Corporation’s continuous disclosure filings on SEDAR and EDGAR, (b) no confidential material change report has been filed that remains confidential at the date hereof, and (c) the Corporation has filed all documents required to be filed by it under applicable Canadian Securities Laws, the Securities Act and the Exchange Act, and such documents do not contain a misrepresentation (within the meaning of applicable Canadian Securities Laws), or contain an untrue statement of a material fact, or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

(k)                                 Financial Information. The consolidated financial statements of the Corporation included or incorporated by reference in the Registration Statement, the Prospectuses and the Disclosure Package (the “Corporation Financial Information”), together with the related schedules and notes, (i) present fairly, in all material respects, the financial position of the Corporation, as at the date specified in such Corporation Financial Information; (ii) have been prepared in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) applied on a consistent basis throughout the periods involved, (iii) comply with the requirements of Canadian Securities Laws and the requirements of the SEC, subject to any duly obtained waiver therefrom, and (iv) do not contain any misrepresentation (within the meaning of applicable Canadian Securities Laws).

(l)                                     No Undisclosed Liabilities. Neither the Corporation nor the Material Subsidiaries have any liabilities, obligations, indebtedness or commitments, whether accrued, absolute, contingent or otherwise, which are not disclosed or referred to in the Corporation Financial Information, in the Registration Statement, the Prospectuses

and the Disclosure Package, except such as would not have a Material Adverse Effect.

(m)                             Legal Proceedings. Except as will be disclosed in each of the Registration Statement, the Prospectuses and the Disclosure Package, or any amendment to the Registration Statement or amendment to the Prospectuses, there is no action, suit, proceeding, inquiry or investigation before or brought by any court or governmental agency, governmental instrumentality or body, domestic or foreign, now pending or, to the knowledge of the Corporation, threatened against or affecting the Corporation, any of its subsidiaries, any of their respective properties or assets (including any royalty or other interest) currently owned, which is required to be disclosed under Canadian Securities Laws and which is not so disclosed, or which if determined adversely, would reasonably be expected to have a Material Adverse Effect.

(n)                                 No Violation. The distribution of the Placement Shares by the Corporation, the execution and delivery of this Agreement, the compliance by the Corporation with the provisions of this Agreement or the consummation of the transactions contemplated herein or contemplated by, or described in, in the Registration Statement, the Prospectuses and the Disclosure Package, including, without limitation, the distribution of the Placement Shares for the consideration and upon the terms and conditions as set out herein, do not or will not:

(i)                                     result in any breach of, or constitute a default under, and do not and will not create a state of facts which, after notice or lapse of time or both, would result in a breach of or constitute a default under, (a) any term or provision of the articles, or resolutions of the Corporation, (b) any indenture, mortgage, note, contract, agreement (written or oral), instrument, lease or other document to which the Corporation or any Material Subsidiary is a party or to which any of them or any of the properties or assets (including any royalty or other interest) currently owned by them are subject, except as such would not have a Material Adverse Effect, or (c) any judgment, decree, order, statute, rule or regulation of any court, governmental authority, arbitrator, stock exchange or securities regulatory authority applicable to the Corporation or any Material Subsidiary or any of the properties or assets (including any royalty or other interest) currently owned by them; or

(ii)                                  except as disclosed in the Registration Statement, the Prospectuses and the Disclosure Package, create a right for any other party to terminate, accelerate or in any way alter any other rights existing under any indenture, mortgage, note, contract, agreement (written or oral), instrument, lease or other document to which the Corporation or any Material Subsidiary is a party or by which any of them or any of the properties or assets (including any royalty or other interest) currently owned is bound, except such as would not have a Material Adverse Effect.

(o)                                 Compliance with Anti-Corruption Laws. Neither the Corporation, its subsidiaries nor any director, officer, employee or affiliate, nor, to the knowledge of the

Corporation, any agent or representative, of the Corporation or its subsidiaries or any of their affiliates has taken, or will take, any action, in furtherance of an offer, payment, promise to pay, or authorization or approval of the payment or giving of money, property, gifts or anything else of value, directly or indirectly, to any “government official” (including any officer or employee of a government or government-owned or controlled entity or of a public international organization, or any person acting in an official capacity for or on behalf of any of the foregoing, or any political party or party official or candidate for political office) to influence official action or secure an improper advantage in any case in violation of any applicable law; and the Corporation, its subsidiaries and their respective affiliates have conducted their businesses in compliance with applicable anti-corruption laws and have instituted and maintain and will continue to maintain policies and procedures designed to promote and achieve compliance with such laws and with the representation and warranty contained herein.

(p)                                 Compliance with Anti-Money Laundering Laws. The operations of the Corporation and its subsidiaries are and have been conducted at all times in compliance with all applicable financial recordkeeping and reporting requirements, including those of the Bank Secrecy Act, as amended by Title III of the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (USA PATRIOT Act), the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada) and the applicable anti-money laundering statutes of all jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any governmental agency (collectively, the “Money Laundering Laws”), and no action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving the Corporation with respect to the Money Laundering Laws is pending or, to the knowledge of the Corporation, threatened.

(q)                                 Sanctions. None of the Corporation, its subsidiaries or, to the knowledge of the Corporation, any director, officer, agent, employee, affiliate or representative of the Corporation or any of its subsidiaries is an individual or entity (“Person”) that is, or is owned or controlled by a Person that is, the subject of any U.S. sanctions administered or enforced by the Office of Foreign Assets Control of the U.S. Department of the Treasury (“Sanctions”), or located, organized or resident in a country or territory that is the subject of Sanctions (including, without limitation, Burma/Myanmar, Cuba, Iran, North Korea, Sudan, Libya and Syria); and, subject to applicable Canadian laws relating to Cuba, each of the Corporation and any of its subsidiaries will not, directly or indirectly, use the proceeds of the offering of Shares hereunder, or lend, contribute or otherwise make available such proceeds to any subsidiary, joint venture partner or other Person, to fund or facilitate any activities of or business with any Person, or in any country or territory that, at the time of such funding or facilitation, is the subject of Sanctions, or in a manner that will result in a violation of Sanctions by any Person (including any Person involved in or facilitating the offering of the Shares, whether as underwriter, advisor, investor or otherwise); neither the Corporation nor any of its subsidiaries currently conducts business in Cuba or has any plans to conduct business in Cuba.

(r)                                    Internal and Disclosure Controls. (A) The Corporation maintains, and will maintain, a system of internal accounting controls sufficient to provide reasonable assurance that: (i) transactions are executed in accordance with management’s general or specific authorization; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with IFRS and to maintain asset accountability; (iii) access to its assets is permitted only in accordance with management’s general or specific authorization; (iv) the recorded accountability for assets is compared with existing assets at reasonable intervals and appropriate action is taken with respect to differences; and (v) material information relating to it is made known to those within the Corporation responsible for the preparation of the financial statements during the period in which the financial statements have been prepared and that such material information is disclosed to the public within the time periods required by applicable securities laws; and (B) the Corporation maintains disclosure controls and procedures (as such term is defined in Rule 13a-15(e) under the Exchange Act) that comply with the requirements of the Exchange Act and Canadian Securities Laws; such disclosure controls and procedures have been designed to ensure that material information relating to the Corporation is made known to the Corporation’s principal executive officer and principal financial officer by others within those entities; such disclosure controls and procedures were effective as of March 31, 2020.

(s)                                   Tax Returns. Except as will be disclosed in each of the Registration Statement, the Prospectuses and the Disclosure Package, or any amendment to the Registration Statement or amendment to the Prospectuses: (i) the Corporation and each of its Material Subsidiaries has, on a timely basis, filed all necessary tax returns and notices and has paid or made provision for all applicable taxes of whatever nature for all tax years to the date hereof to the extent such taxes have become due or have been alleged to be due, except to the extent that the failure to do any of the foregoing would not be expected to have a Material Adverse Effect; and (ii) the Corporation is not aware of any material tax deficiencies or material interest or penalties accrued or accruing or alleged to be accrued or accruing, thereon with respect to itself or any Material Subsidiary which have not otherwise been provided for by the Corporation, except to the extent that any such deficiency, interest or penalty would not be expected to have a Material Adverse Effect.

(t)                                    Capitalization. The Corporation is authorized to issue an unlimited number of Shares, and an unlimited number of preference shares in the capital of the Corporation.

(u)                                 Description of Shares. The Shares conform and will conform to all statements relating thereto contained in the Registration Statement, the Prospectuses and the Disclosure Package, or any amendment to the Registration Statement or amendment to the Prospectuses and such description conforms to the rights set forth in the instruments defining the same.

(v)                                 The Placement Shares. When issued in accordance with this Agreement, and upon receipt of payment for the Placement Shares, the Placement Shares will have been duly and validly created and issued as fully paid and non-assessable.

(w)                               No Undisclosed Relationships. There are no business relationships, related party transactions or off-balance sheet transactions or any other non-arm’s length transactions involving the Corporation or its subsidiaries that are required to be disclosed that have not been described in the Registration Statement, the Prospectuses and the Disclosure Package.

(x)                                 No Preemptive Rights. The distribution of the Shares is not subject to the pre-emptive rights of any shareholder of the Corporation, and all corporate action required to be taken by the Corporation for the authorization, issuance, sale and delivery of the Shares has been validly taken as at the date hereof. Except as provided for herein or disclosed in the Registration Statement, the Prospectuses or the Disclosure Package, no person has any agreement, option, right or privilege (whether preemptive or contractual) capable of becoming an agreement (including convertible securities or warrants) for the purchase, subscription or issuance of Shares and no person has any right, agreement or option, present or future, contingent or absolute, or any right capable of becoming a right, agreement or option, for the issue or allotment of any unissued shares of the Corporation or any other agreement or option, for the issue or allotment of any other security convertible into or exchangeable for any such shares or to require the Corporation to purchase, redeem or otherwise acquire any of the issued and outstanding shares of the Corporation.

(y)                                 Filing of Material Contracts. All of the material contracts and agreements of the Corporation and of the Material Subsidiaries not made in the ordinary course of business (collectively, the “Material Contracts”) have been filed, to the extent required under Canadian Securities Laws, with the applicable Canadian Securities Commissions.

(z)                                  No Brokerage or Finder’s Fees. Other than the Agents, there is no person acting or, to the knowledge of the Corporation, purporting to act at the request of the Corporation, who is entitled to any brokerage or finder’s fees in connection with the transactions contemplated herein.

(aa)                          No Rulings Against Directors or Officers. Except as disclosed in the Registration Statement, the Prospectuses and the Disclosure Package, to the knowledge of the Corporation, none of the directors or officers of the Corporation are now, or have been in the ten (10) years prior to the date hereof, subject to an order or ruling of any securities regulatory authority or stock exchange prohibiting such individual from acting as a director or officer of a public company or of a company listed on a particular stock exchange.

(bb)                          Transactions at Arm’s Length. Neither the Corporation nor any of its subsidiaries owes any amount to, nor has the Corporation or any of its subsidiaries made any present loans to, or borrowed any amount from or is otherwise indebted to, any officer, director, employee or securityholder of any of them or any person not dealing at “arm’s-length” (as such term is defined in the Income Tax Act (Canada)) with any of them, except for usual employee reimbursements and compensation paid in the ordinary and normal course of the business of the Corporation or any of its subsidiaries. Except as disclosed in the Registration Statement, the Prospectuses and the Disclosure Package, and usual employee or consulting arrangements made in the ordinary and normal course of business, neither the Corporation nor any of its subsidiaries is a party to any contract, agreement or understanding with any officer, director, employee or securityholder of any of them or any other person not dealing at arm’s-length with the Corporation and its subsidiaries.

(cc)                            Compliance with Sarbanes-Oxley Act. The Corporation and its subsidiaries, and their respective officers and directors are in compliance with the applicable provisions of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”, which term, as used herein, includes the rules and regulations of the SEC thereunder).

(dd)                          No Orders. No securities commission or any similar regulatory authority in any jurisdiction has issued any order which is currently outstanding preventing or suspending trading in any securities of the Corporation, no such proceeding is, to the knowledge of the Corporation, pending, contemplated or threatened, and the Corporation is not in material default of any requirement of Canadian Securities Laws, the Securities Act and the Exchange Act.

(ee)                            Listing on TSX and NYSE. The issued and outstanding Shares are listed and posted for trading on the TSX and the NYSE and the Corporation is in compliance in all material respects with the current listing requirements of the TSX and the NYSE; the Placement Shares will be listed and posted for trading on the TSX and the NYSE as of each Applicable Time.

(ff)                              Canadian Reporting Issuer; SEC Registration. The Corporation is a “reporting issuer” or the equivalent thereof in each of the Canadian Qualifying Jurisdictions where such concept exists and is not in breach of any filing requirement under Canadian Securities Laws which could have a Material Adverse Effect on the Corporation; the Shares are registered with the SEC under Section 12(b) of the Exchange Act and the Corporation is not in breach of any filing or other requirements under the Exchange Act.

(gg)                            Transfer Agent and Registrar. Computershare Investor Services Inc., at its principal office in Toronto, Ontario, has been duly appointed as transfer agent and registrar for the Shares.

(hh)                          Investment Company Act. The Corporation is not and, after giving effect to the Offering and the application of the Net Proceeds as described in the Registration Statement, the Prospectuses and the Disclosure Package will not be an “investment company” as defined in the United States Investment Company Act of 1940, as amended, and the rules and regulations of the SEC promulgated thereunder.

(ii)                                  Independent Accountants. PricewaterhouseCoopers LLP is independent with respect to the Corporation within the Chartered Professional Accountants of Ontario CPA Code of Professional Conduct, is registered with the Canadian Public Accountability Board and is an independent registered public accounting firm within the meaning of the Securities Act and the applicable rules and regulations thereunder adopted by the SEC and the Public Company Accounting Oversight Board (United States).

(jj)                                No Stabilization. The Corporation has not taken, directly or indirectly, any action designed to or that would constitute or that might reasonably be expected to cause or result in, under Canadian Securities Laws, the Exchange Act or otherwise, stabilization or manipulation of the price of the Shares to facilitate the sale or resale of the Placement Shares.

(kk)                          Technical Disclosure. All technical information set forth in the Registration Statement, the Prospectuses and the Disclosure Package, including in any documents incorporated by reference therein relating to any mineral properties that are material to the Corporation for the purposes of the instruments noted below, has been reviewed as required under National Instrument 43-101 — Standards of Disclosure for Mineral Projects (“NI 43-101”), except as otherwise set forth in the Registration Statement, the Prospectuses and the Disclosure Package, and all such information has been prepared in accordance with Canadian industry standards set forth in NI 43-101 and, to the knowledge of the Corporation, there have been no material changes to such information since the date of delivery or preparation thereof, except as disclosed in the Registration Statement, the Prospectuses and the Disclosure Package.

(ll)                                  Purchases by the Agents. The Corporation acknowledges and agrees that the Agents have informed the Corporation that the Agents may, but are not required to, to the extent permitted under the Securities Act, the Exchange Act, Canadian Securities Laws, this Agreement and the Exemption, purchase and sell Shares for the Agents’ own accounts and for the accounts of their clients at the same time as sales of Placement Shares occur pursuant to this Agreement.

(mm)                  No Misstatement or Omission in an Issuer Free Writing Prospectus. Each Issuer Free Writing Prospectus does not and, as of the Applicable Time, will not contain an untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided, however, that the Corporation makes no representation or warranty with respect to any statement contained in any Issuer Free Writing Prospectus in reliance upon and in conformity with written information furnished to the Corporation by and through the Agents for use therein.

(nn)                          Conformity of Issuer Free Writing Prospectus. Each Issuer Free Writing Prospectus conformed or will conform in all material respects with the requirements of the Securities Act on the date of first use, and the Corporation has complied or will comply with any filing requirements applicable to such Issuer Free Writing Prospectus pursuant to the Securities Act. Each Issuer Free Writing Prospectus, as of its issue date and at all subsequent times through the completion of the public offer and sale of the Placement Shares, did not, does not and will not include any information that conflicted, conflicts or will conflict with the information contained in the Registration Statement or the Prospectuses, including any document incorporated by reference therein that has not been superseded or modified. The Corporation has not made any offer relating to the Shares that would constitute an

Issuer Free Writing Prospectus without the prior written consent of the Agents. The Corporation has retained in accordance with the Securities Act all Issuer Free Writing Prospectuses that were not required to be filed pursuant to the Securities Act.

8.                                      Covenants of the Corporation.

The Corporation covenants and agrees with the Agents that:

(a)                                 Prospectus and Registration Statement Amendments. After the date of this Agreement and until the completion of the sales contemplated hereunder, (i) the Corporation will notify the Agents promptly of the time when any subsequent amendment to the Canadian Base Prospectus or the Registration Statement has been filed with any Canadian Qualifying Authority or the SEC and has become effective or where a receipt has been issued therefor, as applicable, or any subsequent supplement to the U.S. Prospectus or the Canadian Prospectus has been filed (each, an “Amendment Date”) and of any request by the SEC or any Canadian Qualifying Authority for any amendment or supplement to the Registration Statement or the Prospectuses or for additional information; (ii) the Corporation will file promptly all other material required to be filed by it with the SEC pursuant to Rule 433(d) and with the Canadian Qualifying Authorities; (iii) the Corporation will submit a copy of any amendment or supplement to the Registration Statement or the Prospectuses (other than a copy of any documents incorporated by reference into the Registration Statement or the Prospectuses) to the Agents a reasonable period of time before the filing thereof and will afford the Agents and the Agents’ counsel a reasonable opportunity to comment on any such proposed filing and to perform any due diligence investigations as may reasonably be required prior to such proposed filing; and (iv) the Corporation will furnish to the Agents at the time of filing thereof a copy of any document that upon filing is deemed to be incorporated by reference in the Registration Statement or the Prospectuses (provided that the Corporation shall not be required to deliver documents or information incorporated by reference into the Registration Statement or the Prospectuses if such documents are accessible from SEDAR or EDGAR) and the Corporation will cause (A) each amendment or supplement to the U.S. Prospectus to be filed with the SEC as required pursuant to General Instruction II.L of Form F-10 of the Rules and Regulations or, in the case of any document to be incorporated therein by reference, to be filed with the SEC as required pursuant to the Exchange Act, within the time period prescribed and (B) each amendment or supplement to the Canadian Prospectus to be filed with the Canadian Qualifying Authorities as required pursuant to Canadian Shelf Procedures or, in the case of any document to be incorporated therein by reference, to be filed with the Canadian Qualifying Authorities as required pursuant to the Canadian Securities Laws, within the time period prescribed.

(b)                                 Notice of Stop Orders. The Corporation will advise the Agents, promptly after it receives notice thereof, of the issuance by the SEC or the Canadian Qualifying Authorities of any stop order or of any order preventing or suspending the use of the Prospectuses or other prospectus in respect of the Shares, of any notice of objection of the SEC to the use of the form of the Registration Statement or any post-effective amendment thereto, of the suspension of the qualification of the Shares for offering or sale in the United States or the Canadian Qualifying Jurisdictions, of the initiation or threatening of any proceeding for any such purpose, or of any request by the SEC or the Canadian Qualifying Authorities for the amending or supplementing of the Registration Statement or the Prospectuses or for additional information relating to the Shares. If there is a Placement Notice that has been issued by the Corporation that has not been suspended or terminated in accordance with Section 4 or Section 13 of this Agreement, the Corporation will use its commercially reasonable efforts to prevent the issuance of any stop order or any order preventing or suspending the use of the Prospectuses or other prospectus in respect of the Shares, a notice of objection of the SEC to the form of the Registration Statement or any post-effective amendment thereto, the suspension of any qualification for offering or sale in the United States or the Canadian Qualifying Jurisdictions, and, in the event of the issuance of any such stop order or any such order preventing or suspending the use of any prospectus relating to the Shares or suspending any such qualification, the Corporation will use its commercially reasonable efforts to obtain the lifting or withdrawal of such order as soon as possible. If there is no such outstanding Placement Notice, then, if, in the Corporation’s determination and at the Corporation’s sole discretion, it is necessary to prevent the issuance of any stop order or have a stop order lifted, the Corporation will use its commercially reasonable efforts to prevent the issuance of any stop order or any order preventing or suspending the use of the Prospectuses or other prospectus in respect of the Shares, a notice of objection of the SEC to the form of the Registration Statement or any post-effective amendment thereto, the suspension of any qualification for offering or sale in the United States or the Canadian Qualifying Jurisdictions, and, in the event of the issuance of any such stop order or any such order preventing or suspending the use of any prospectus relating to the Shares or suspending any such qualification, the Corporation will use its commercially reasonable efforts to obtain the lifting or withdrawal of such order as soon as possible.

(c)                                  Delivery of Prospectus; Subsequent Changes. Within the time during which a prospectus relating to the Shares is required to be delivered by the Agents under the Securities Act (including in circumstances where such requirement may be satisfied pursuant to Rule 172 or Rule 173(a) under the Securities Act) or Canadian Securities Laws (disregarding, for such purpose, the applicability of the Exemption), the Corporation will comply in all material respects with all requirements imposed upon it by the Securities Act, by the Rules and Regulations and by the Canadian Securities Laws, as appropriate and as from time to time in force, and will file or furnish on or before their respective due dates all reports required to be filed or furnished by it with the SEC pursuant to Sections 13(a), 13(c), or 15(d) of the Exchange Act, if applicable, or any other provision of or under the Exchange Act or with the Canadian Qualifying Authorities pursuant to Canadian Securities Laws, as appropriate. If during such period any event occurs as a result of which the Prospectuses as then amended or supplemented would include an untrue statement of material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances then existing, not misleading, or if during such period it is necessary to amend or supplement the Registration Statement or the Prospectuses to comply with the Securities Act or

Canadian Securities Laws, the Corporation will immediately notify the Agents to suspend the offering of Placement Shares during such period and, if, in the Corporation’s determination and at the Corporation’s sole discretion, it is necessary to file an amendment or supplement to the Registration Statement or the Prospectuses to comply with the Securities Act or Canadian Securities Laws, the Corporation will promptly prepare and, after complying with Section 8(a)(iii), file with the Canadian Qualifying Authorities and the SEC such amendment or supplement as may be necessary to correct such statement or omission or to make the Registration Statement or the Prospectuses comply with such requirements, and the Corporation will furnish to the Agents such number of copies of such amendment or supplement as the Agents may reasonably request. The Corporation shall in good faith discuss with the Agents any change in a fact or circumstances (actual, proposed or prospective) which is of such a nature that there is reasonable doubt whether notice need be given to the Agents pursuant to this Section 8(c).

(d)                                 Delivery of Registration Statement and Prospectuses. The Corporation will furnish to the Agents and their counsel (at the expense of the Corporation) copies of the Registration Statement, the Prospectuses (including all documents incorporated by reference therein), in both the English and French languages, as applicable, and all amendments and supplements to the Registration Statement or the Prospectuses that are filed with the SEC or Canadian Qualifying Authorities during the period in which a prospectus relating to the Shares is required to be delivered under the Securities Act (including all documents filed with the SEC during such period that are deemed to be incorporated by reference therein) or, based on the terms of the Exemption, as applicable, the Canadian Qualifying Authorities (including all documents filed with the Canadian Qualifying Authorities during such period that are deemed to be incorporated by reference therein), in each case as soon as reasonably practicable and in such quantities as the Agents may from time to time reasonably request; provided, however, the Corporation shall not be required to furnish any documents to the Agents that are available on SEDAR or EDGAR.

(e)                                  Corporation Information. The Corporation will furnish to the Agents such information in its possession as is reasonably requested by the Agents as necessary or appropriate to fulfil their obligations as agent pursuant to this Agreement, the Securities Act and Canadian Securities Laws.

(f)                                   Earnings Statement. The Corporation will make generally available to its security holders as soon as practicable, but in any event not later than 15 months after the end of the Corporation’s current fiscal quarter, an earnings statement covering a 12-month period that satisfies the provisions of Section 11(a) of the Securities Act and Rule 158 of the Rules and Regulations.

(g)                                  Material Non-public Information. The Corporation covenants that it will not issue a Placement Notice to any Agent in accordance with Section 2 hereof if the Corporation is in possession of material non-public information regarding the Corporation and its subsidiaries, taken as a whole, or the Shares.

(h)                                 Expenses. The Corporation, whether or not the transactions contemplated hereunder are consummated or this Agreement is terminated in accordance with

Section 13, will pay all expenses relating to the following matters: (i) the preparation and filing of the Registration Statement and each amendment and supplement thereto, each of the Prospectuses and each amendment and supplement thereto and each Issuer Free Writing Prospectus, (ii) the preparation, issuance and delivery of the Placement Shares, (iii) all fees and disbursements of the Corporation’s counsel, accountants and other advisors, (iv) the reasonable fees, disbursements and expenses of counsel to the Agents in connection with this Agreement, the Registration Statement and the Prospectuses and ongoing services in connection with the transaction contemplated hereunder, (v) the qualification of the Placement Shares under securities law, including filing fees in connection therewith, (vi) the printing and delivery to the Agents of copies of the Prospectuses and any amendments or supplements thereto, and of this Agreement, (vii) the fees and expenses incurred in connection with the listing or qualification of the Placement Shares for trading on the TSX and NYSE, and (viii) the filing fees and expenses related to the SEC, the Canadian Qualifying Authorities and the Financial Industry Regulatory Authority (including reasonable fees and disbursements of counsel to the Agents incurred in connection therewith). All fees and expenses are to be paid in the currency in which such fees and expenses were incurred.

(i)                                     Use of Proceeds. The Corporation will use the Net Proceeds as described in the Prospectuses.

(j)                                    Change of Circumstances. During the term of this Agreement, the Corporation will, at any time during a fiscal quarter in which the Corporation intends to deliver a Placement Notice to the Agents to sell Placement Shares, advise the Agents promptly after it has received notice or obtained knowledge thereof, of any information or fact that would alter or affect in any material respect any opinion, certificate, letter or other document provided to the Agents pursuant to this Agreement.

(k)                                 Due Diligence Cooperation. The Corporation will cooperate with any due diligence review conducted by the Agents or their agents, including, without limitation, providing information and making available documents and senior corporate officers, as the Agents or their counsel may reasonably request; provided, however, that the Corporation shall be required to make available senior corporate officers only (i) by telephone or at the Corporation’s principal offices and (ii) during the Corporation’s ordinary business hours.

(l)                                     Affirmation of Representations, Warranties, Covenants and Other Agreements. Upon commencement of the Offering of the Placement Shares under this Agreement (and upon the recommencement of the Offering of the Placement Shares under this Agreement following any suspension of sales under Section 4), and at each Applicable Time, each Settlement Date and each Amendment Date, the Corporation shall be deemed to have affirmed each representation and warranty contained in this Agreement.

(m)                             Required Filings Relating to Placement of Placement Shares. In each quarterly report, annual information form or annual financial statements/annual report on Form 40-F filed by the Corporation in respect of any period in which sales of

Placement Shares were made by the Agents under this Agreement, the Corporation shall set forth with regard to such period the number of Placement Shares sold through the Agents under this Agreement, the Net Proceeds received by the Corporation and the compensation paid by the Corporation to the Agents with respect to sales of Placement Shares pursuant to this Agreement. For so long as the Shares are listed on the TSX, the Corporation will provide the TSX with all information it requires with respect to the Offering within the timelines prescribed by the TSX.

(n)                                 Representation Dates; Certificate. During the term of this Agreement, each time the Corporation (i) files the Prospectuses relating to the Placement Shares or amends or supplements the Registration Statement or the Prospectuses relating to the Placement Shares by means of a post-effective amendment or supplement but not by means of incorporation of document(s) by reference to the Registration Statement or the Prospectuses relating to the Placement Shares; (ii) files or amends an annual report on Form 40-F; (iii) files or amends annual or interim financial statements on Form 6-K; or (iv) at any other time reasonably requested by the Agents (each date of filing of one or more of the documents referred to in clauses (i) through (iii) and any time of request pursuant to (iv) above shall be a “Representation Date”), the Corporation shall furnish the Agents with a certificate, in the form attached hereto as Exhibit A within three (3) Trading Days of any Representation Date. The requirement to provide a certificate under this Section 8(n) shall be waived for any Representation Date occurring at a time at which no Placement Notice is pending, which waiver shall continue until the earlier to occur of the date the Corporation delivers a Placement Notice hereunder (which for such calendar quarter shall be considered a Representation Date) and the next occurring Representation Date. Notwithstanding the foregoing, if the Corporation subsequently decides to sell Placement Shares following a Representation Date when the Corporation relied on such waiver and did not provide the Agents with a certificate under this Section 8(n), then before the Corporation delivers the Placement Notice or the Agents sell any Placement Shares, the Corporation shall provide the Agents with a certificate, in the form attached hereto as Exhibit A, dated the date of the Placement Notice.

(o)                                 Legal Opinions. Upon execution of this Agreement and (x) within three (3) Trading Days of each Representation Date with respect to which the Corporation is obligated to deliver a certificate in the form attached hereto as Exhibit A for which no waiver is applicable and (y) concurrently with the delivery of a certificate pursuant to the last sentence of Section 8(n), the Corporation will furnish or cause to be furnished to the Agents and to counsel to the Agents, (A) the written opinions of (i) Torys LLP (Toronto, Ontario) and other local counsel as required, such opinions to be substantially similar to the form attached hereto as Exhibit B, and (ii) Torys LLP (New York, New York) and other local counsel as required, such opinions to be substantially similar to the form attached hereto as Exhibit C; (B) a legal opinion of Lavery, de Billy LLP, to the effect that the French language version of the Canadian Prospectus, together with each document incorporated by reference therein (other than financial statements and other financial data contained therein or omitted therefrom), is a complete and proper translation of the English version thereof; and (C) an opinion of the Corporation’s auditors to the effect that the financial statements and other financial data contained or incorporated by reference in the French language version of the Canadian Prospectus, is a complete and proper translation of the English version thereof, each dated the date that the opinion is required to be delivered, in form and substance satisfactory to the Agents and their counsel, acting reasonably, or, in lieu of such opinions, counsel last furnishing such opinion to the Agents may furnish the Agents with a letter to the effect that the Agents may rely on such last opinion to the same extent as though it was dated the date of such letter authorizing reliance (except that statements in such last opinion shall be deemed to relate to the Registration Statement and the Prospectuses as amended and supplemented to the time of delivery of such letter authorizing reliance).

(p)                                 Comfort Letters. Upon execution of this Agreement and (x) within three (3) Trading Days of each Representation Date with respect to which the Corporation is obligated to deliver a certificate in the form attached hereto as Exhibit A for which no waiver is applicable and (y) concurrently with the delivery of a certificate pursuant to the last sentence of Section 8(n), the Corporation shall cause (i) PricewaterhouseCoopers LLP to furnish the Agents a letter (the “Comfort Letter”) addressed to the Agents dated the date such Comfort Letter is delivered, in form and substance satisfactory to the Agents, acting reasonably, (A) relating to the verification of certain of the financial information and statistical and accounting data relating to the Corporation and its subsidiaries, as applicable, contained in the Registration Statement and the Prospectuses or the documents incorporated by reference therein, which Comfort Letters shall be based on a review having a cut-off date not more than two business days prior to the date of such letter, (B) stating that such auditors are independent public accountants within the meaning of the Securities Act and Canadian Securities Laws and the rules and regulations thereunder, and that in their opinion the portion of the audited financial statements of the Corporation incorporated by reference in the Registration Statement and the Prospectuses and audited by such auditors comply as to form in all material respects with the applicable accounting requirements of the Securities Act and Canadian Securities Laws and the related regulations adopted by the SEC and the Canadian Securities Authorities (the first such letter in each case, the “Initial Comfort Letter”) and (C) if applicable, updating the Initial Comfort Letter with any information which would have been included in the Initial Comfort Letter had it been given on such date and modified as necessary to relate to the Registration Statement and the Prospectuses, as amended and supplemented to the date of such letter.

(q)                                 Market Activities. The Corporation will not, directly or indirectly, (i) take any action designed to or that would constitute or that might reasonably be expected to cause or result in, under Canadian Securities Laws or the Exchange Act or otherwise, stabilization or manipulation of the price of any security of the Corporation to facilitate the sale or resale of the Placement Shares or (ii) bid for, or purchase the Placement Shares, or pay anyone any compensation for soliciting purchases of the Placement Shares other than the Agents.

(r)                                    Investment Company Act. The Corporation will conduct its affairs in such a manner so as to reasonably ensure that, prior to the termination of this Agreement, it will not be or become an “investment company” as defined in the United States Investment Company Act of 1940, as amended, and the rules and regulations thereunder.

(s)                                   No Offer to Sell. Other than a free writing prospectus (as defined in Rule 405 under the Securities Act) approved in advance by the Corporation and the Agents in each of their capacities as principal or agent hereunder, neither the Agents nor the Corporation (including its agents and representatives, other than the Agents in each of their capacities as such) will make, use, prepare, authorize, approve or refer to any written communication (as defined in Rule 405 under the Securities Act), required to be filed by it with the SEC, that constitutes an offer to sell or solicitation of an offer to buy Placement Shares hereunder.

(t)                                    Consent to the Agents’ Trading. The Corporation consents to the extent permitted under the Securities Act, the Exchange Act, Canadian Securities Laws, the rules of the TSX and the NYSE, the Exemption and under this Agreement, to the Agents trading in the Shares of the Corporation: (i) for the account of their clients at the same time as sales of Placement Shares occur pursuant to this Agreement; and (ii) for the Agents’ own accounts provided that no such purchase or sale shall take place by an Agent while such Agent has received a Placement Notice that remains in effect, unless the Corporation has expressly authorized or consented in writing to any such trades by such Agent except that such Agent may engage in trading that is permitted by §619 of the Dodd–Frank Wall Street Reform and Consumer Protection Act (the Volcker Rule).

(u)                                 Actively-Traded Security. The Corporation shall notify the Agents immediately by an email addressed to each of the respective individuals from each of the Agents set forth on Schedule 2 attached hereto if the Shares cease to qualify as an “actively-traded security” exempted from the requirements of Rule 101 of Regulation M under the Exchange Act by subsection (c)(1) of such rule and the sales shall be suspended until that or other exemptive provisions have been satisfied in the judgement of each party.

9.                                      Additional Representations and Covenants of the Corporation

(a)                                 Issuer Free Writing Prospectuses.

(i)                                     The Corporation represents that it has not made, and covenants that, unless it obtains the prior written consent of the Agents, it will not make any offer relating to the Placement Shares that would constitute an Issuer Free Writing Prospectus required to be filed by it with the SEC or retained by the Corporation under Rule 433; provided that the prior written consent of the Agents will be deemed to have been given in respect of the Issuer Free Writing Prospectuses, if any, including in Exhibit D hereto; except as set forth in (i) Exhibit D hereto and (ii) a Placement Notice, no use of any Issuer Free Writing Prospectus has been consented to by the Agents. The Corporation agrees that it will comply with the requirements of Rules 164 and 433 of the Securities Act applicable to any Issuer Free Writing Prospectus, including timely filing with the SEC or retention where required and legending.

(ii)                                  The Corporation agrees that no Issuer Free Writing Prospectus, if any, will include any information that conflicts with the information contained in the Registration Statement, including any document incorporated by reference therein that has not been superseded or modified, or the Prospectuses. In addition, no Issuer Free Writing Prospectus, if any, together with the Prospectuses, will include an untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided however, the foregoing shall not apply to any statements or omissions in any Issuer Free Writing Prospectus made in reliance on information furnished in writing to the Corporation by the Agents expressly stating that such information is intended for use therein.

(iii)                               The Corporation agrees that if at any time following issuance of an Issuer Free Writing Prospectus any event occurred or occurs as a result of which such Issuer Free Writing Prospectus would conflict with the information in the Registration Statement, including any document incorporated by reference therein that has not been superseded or modified, or the Prospectuses or would include an untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, the Corporation will give prompt notice thereof to the Agents and, if requested by the Agents, will prepare and furnish without charge to the Agents an Issuer Free Writing Prospectus or other document which will correct such conflict, statement or omission; provided, however, the foregoing shall not apply to any statements or omissions in any Issuer Free Writing Prospectus made in reliance on information furnished in writing to the Corporation by the Agents expressly stating that such information is intended for use therein.

(b)                                 Non-Issuer Free Writing Prospectus. The Corporation consents to the use by the Agents of a free writing prospectus that (a) is not an “Issuer Free Writing Prospectus” as defined in Rule 433, and (b) contains only information describing the terms of the Shares or the Offering, or information permitted under Rule 134 under the Securities Act; provided that the Agents, severally and not jointly, covenant with the Corporation not to take any action that would result in the Corporation being required to file with the SEC under Rule 433(d) a free writing prospectus prepared by or on behalf of the Agents that otherwise would not be required to be filed by the Corporation thereunder, but for the action of the Agents.

(c)                                  Distribution of Offering Materials. The Corporation has not distributed and will not distribute, during the term of this Agreement, any “marketing materials” (as defined in National Instrument 41-101 — General Prospectus Requirements) in connection with the offering and sale of the Placement Shares other than the Registration Statement, the Prospectuses or any Issuer Free Writing Prospectus reviewed and consented to by the Agents and included in a Placement Notice (as described in clause (a)(i) above), provided that the Agents, severally and not jointly, covenant with the Corporation not to take any action that would result in the Corporation being required to file with the Canadian Qualifying Authorities any “marketing materials” that otherwise would not be required to be filed by the Corporation, but for the action of the Agents.

10.                               Conditions to the Agents’ Obligations.

The obligations of the Agents hereunder with respect to a Placement will be subject to the continuing accuracy and completeness of the representations and warranties made by the Corporation herein, to the due performance by the Corporation of its obligations hereunder, to the completion by the Agents of a due diligence review satisfactory to the Agents in their reasonable judgment, and to the continuing satisfaction (or waiver by the Agents in their sole discretion) of the following additional conditions:

(a)                                 Canadian Prospectus Supplement. The Canadian Prospectus Supplement shall have been filed with the Canadian Qualifying Authorities under the Canadian Shelf Procedures and in accordance with this Agreement, all requests for additional information on the part of the Canadian Qualifying Authorities shall have been complied with to the reasonable satisfaction of the Agents and the Agents’ counsel and the Exemption shall remain in full force and effect without amendment.

(b)                                 Registration Statement Effective. The Registration Statement shall remain effective and shall be available for the sale of (i) all Placement Shares issued pursuant to all prior Placements and not yet sold by the Agents and (ii) all Placement Shares contemplated to be issued by the Placement Notice relating to such Placement.

(c)                                  No Material Notices. None of the following events shall have occurred and be continuing: (i) receipt by the Corporation of any request for additional information from the SEC, the Canadian Qualifying Authorities or any other federal or state or foreign or other governmental, administrative or self-regulatory authority during the period of effectiveness of the Registration Statement and the Prospectuses, the response to which would require any amendments or supplements to the Registration Statement or the Prospectuses; (ii) the issuance by the SEC, the Canadian Qualifying Authorities or any other federal or state or foreign or other governmental authority of any stop order suspending the effectiveness of the Registration Statement or the Prospectuses or the initiation of any proceedings for that purpose; (iii) receipt by the Corporation of any notification with respect to the suspension of the qualification or exemption from qualification of any of the Placement Shares for sale in any jurisdiction or the initiation or threatening of any proceeding for such purpose; (iv) the occurrence of any event that makes any statement made in the Registration Statement or the Prospectuses or any document incorporated or deemed to be incorporated therein by reference untrue in any material respect or that requires the making of any changes in the Registration Statement, Prospectuses or documents so that, in the case of the Registration Statement, it will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, and in the case of each Prospectus, it will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; and (v) the Corporation’s reasonable determination that a post-effective amendment to the Registration Statement or Prospectuses would be appropriate.

(d)                                 Material Changes. Except as contemplated and appropriately disclosed in the Prospectuses, or disclosed in the Corporation’s reports filed with the SEC and Canadian Qualifying Authorities, in each case at the time the applicable Placement Notice is delivered, there shall not have been any material change, on a consolidated basis, in the authorized common share capital of the Corporation, or any development that causes or could reasonably be expected to cause a Material Adverse Effect (financial or otherwise), the effect of which, in the sole judgment of the Agents (without relieving the Corporation of any obligation or liability it may otherwise have), acting reasonably, is so material as to make it impracticable or inadvisable to proceed with the offering of the Placement Shares on the terms and in the manner contemplated in the Prospectuses.

(e)                                  Certificate. The Agents shall have received the certificate required to be delivered pursuant to Section 8(n) on or before the date on which delivery of such certificate is required pursuant to Section 8(n).

(f)                                   Legal Opinions. The Agents shall have received the opinions of counsel to be delivered pursuant to Section 8(o) on or before the date on which such delivery of such opinions are required pursuant to Section 8(o). In addition, on such dates that the opinions required by Section 8(o) are delivered, the Agents shall have also received (i) the opinion and negative assurance letter of Paul Weiss Rifkind Wharton & Garrison LLP, U.S. counsel to the Agents, with respect to the issuance and sale of the Placement Shares in the United States, the Registration Statement, the Disclosure Package, the U.S. Prospectus and other related matters as the Agents may reasonably require, and (ii) the opinion of Stikeman Elliott LLP, Canadian counsel for the Agents, with respect to the issuance and sale of the Placement Shares in Canada, the Canadian Prospectus and other related matters as the Agents may reasonably require, it being understood that counsel for the Agents may rely on the opinions of counsel for the Corporation and that counsel for the Agents and counsel for the Corporation may rely upon the opinions of local counsel as to all matters not governed by the laws of the respective jurisdictions in which they are qualified to practice, and may rely, to the extent appropriate in the circumstances, as to matters of fact on certificates of the Corporation, auditors and public officials, and that the opinions of counsel may be subject to usual qualifications as to equitable remedies, creditors’ rights laws and public policy considerations.

(g)                                  Comfort Letters. The Agents shall have received the Comfort Letter(s) required to be delivered pursuant to Section 8(p) on or before the date on which the delivery of such letter is required pursuant to Section 8(p).

(h)                                 Approval for Listing; No Suspension. The Placement Shares shall have either been (i) approved for listing, subject to notice of issuance, on the NYSE and the TSX, or (ii) the Corporation shall have filed an application for listing of the Placement Shares on the NYSE and the TSX at or prior to the issuance of the Placement Notice. Trading in the Shares shall not have been suspended on such markets.

(i)                                     Other Materials. On each date on which the Corporation is required to deliver a certificate pursuant to Section 8(n), the Corporation shall have furnished to the

Agents such appropriate further information, certificates and documents as the Agents may reasonably request.

(j)                                    Securities Act Filings Made. All filings with the SEC required by General Instruction II.L of Form F-10, the Securities Act and required by the Canadian Qualifying Authorities to have been filed prior to the issuance of any Placement Notice hereunder shall have been made within the applicable time period prescribed for such filing by General Instruction II.L of Form F-10, the Securities Act and Canadian Securities Laws.

(k)                                 FINRA. If a filing with FINRA is required, FINRA shall not have objected to the fairness or reasonableness of the terms or arrangements under this Agreement.

11.                               Indemnification and Contribution

(a)                                 The Corporation agrees to indemnify and hold harmless each Agent, and each of their respective officers, employees and agents, and each person, if any, who controls any Agent within the meaning of either Section 15 of the Securities Act or Section 20 of the Exchange Act, and each affiliate of any Agent within the meaning of Rule 405 under the Securities Act from and against any and all losses (other than loss of profits), claims, damages and liabilities (including, without limitation, any legal or other expenses reasonably incurred in connection with defending or investigating any such action or claim) caused by or based upon:

(i)                                     any untrue statement or alleged untrue statement of a material fact contained in the Registration Statement or any amendment thereof, any Issuer Free Writing Prospectus, the U.S. Prospectus or any amendment thereto, the Canadian Prospectus or any amendment thereto, or caused by any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances under which they were made, except insofar as such losses, claims, damages or liabilities are caused by any such untrue statement or omission or alleged untrue statement or omission based upon information relating to any Agent furnished to the Corporation in writing by such Agent expressly for use therein (it being understood and agreed that the names of the Agents set forth on the cover and under the heading “Relationship between the Corporation and Certain of the Agents” constitutes the only information furnished in writing by or on behalf of the Agents for inclusion in the Prospectuses or any Issuer Free Writing Prospectus),

(ii)                                  the Corporation not complying with any requirement of Canadian Securities Laws or the Securities Act and the applicable Rules and Regulations or stock exchange requirements in connection with the offering of the Shares,

(iii)                               any order made or any inquiry, investigation (whether formal or informal) or proceeding commenced or threatened by any securities, regulatory or other competent authority based upon any untrue statement, omission or misrepresentation or alleged untrue statement, omission or misrepresentation (except a statement, omission or misrepresentation relating solely to the Agents or any of them that has been provided in writing to the Corporation by or on behalf of any Agent specifically for inclusion therein) in the Public Record, preventing or restricting the trading in or the distribution of the Placement Shares or any of them in any of the provinces and territories of Canada or in the United States, and

(iv)                              any breach by the Corporation of any representation or warranty contained in this Agreement.

(b)                                 In case any proceeding (including any governmental investigation) shall be instituted involving any person in respect of which indemnity may be sought pursuant to Section 11(a), such person (the “Indemnified Party”) shall promptly notify the person against whom such indemnity may be sought (the “Indemnifying Party”) in writing and the Indemnifying Party, upon request of the Indemnified Party, shall retain counsel reasonably satisfactory to the Indemnified Party to represent the Indemnified Party and any others the Indemnifying Party may designate in such proceeding and shall pay the reasonable fees and disbursements of such counsel related to such proceeding. In any such proceeding, any Indemnified Party shall have the right to retain its own counsel, but the fees and expenses of such counsel shall be at the expense of such Indemnified Party unless (1) the Indemnifying Party and the Indemnified Party shall have mutually agreed to the retention of such counsel or (2) the named parties to any such proceeding (including any impleaded parties) include both the Indemnifying Party and the Indemnified Party and representation of both parties by the same counsel would be inappropriate due to actual or potential differing interests between them. It is understood that the Indemnifying Party shall not, in respect of the legal expenses of any Indemnified Party in connection with any proceeding or related proceedings in the same jurisdiction, be liable for (i) the fees and expenses of more than one separate firm (in addition to any local counsel) for any Agent, and all of their respective officers, employees and agents, and all persons, if any, who control any Agent within the meaning of either Section 15 of the Securities Act or Section 20 of the Exchange Act or who are affiliates of any Agent within the meaning of Rule 405 under the Securities Act and (ii) the fees and expenses of more than one separate firm (in addition to any local counsel) for the Corporation, the officers of the Corporation who sign the Registration Statement and each person, if any, who controls the Corporation within the meaning of either such Section. In the case of any such separate firm for the Agent and such officers, employees and agents, and such control persons and affiliates of any Agent, such firm shall be designated in writing by such Agent. In the case of any such separate firm for the Corporation, officers of the Corporation and control persons of the Corporation, such firm shall be designated in writing by the Corporation. The Indemnifying Party shall not be liable for any settlement of any proceeding effected without its written consent, but if settled with such consent or if there be a final judgment for the plaintiff, the Indemnifying Party agrees to indemnify the Indemnified Party from and against any loss or liability by reason of such settlement or judgment. Notwithstanding the foregoing sentence, if at any time an Indemnified Party shall have requested the Indemnifying Party to reimburse the Indemnified Party for fees and expenses of counsel as contemplated by the second and third sentences of this paragraph, the Indemnifying Party agrees that it shall be liable for any settlement of any proceeding effected without its written consent if (i) such settlement is entered into more than 60 days after receipt by the Indemnifying Party of the aforesaid request and (ii) the Indemnifying Party shall not have reimbursed the Indemnified Party in accordance with such request prior to the date of such settlement. The Indemnifying Party shall not, without the prior written consent of the Indemnified Party, effect any settlement of any pending or threatened proceeding in respect of which any Indemnified Party is or could have been a party and indemnity could have been sought hereunder by such Indemnified Party, unless such settlement includes an unconditional release of such Indemnified Party from all liability on claims that are the subject matter of such proceeding and does not include a statement as to or an admission of fault, culpability or a failure to act by or on behalf of any Indemnified Party.

(c)                                  To the extent the indemnification provided for in Section 11(a) is unavailable to an Indemnified Party or insufficient in respect of any losses, claims, damages or liabilities referred to therein, then the Corporation, in lieu of indemnifying such Indemnified Party thereunder, shall contribute to the amount paid or payable by such Indemnified Party as a result of such losses, claims, damages or liabilities (1) in such proportion as is appropriate to reflect the relative benefits received by the Corporation on the one hand and the Indemnified Party or parties on the other hand from the distribution of the Placement Shares or (2) if the allocation provided in Section 11(c)(1) is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in Section 11(c)(1) but also the relative fault of the Corporation on the one hand and of the Indemnified Party or parties on the other hand in connection with the statements or omissions that resulted in such losses, claims, damages or liabilities, as well as any other relevant equitable considerations. The relative benefits received by the Corporation on the one hand and the Agents on the other hand in connection with the distribution of the Placement Shares shall be deemed to be in the same respective proportions as the Net Proceeds from the distribution of the Placement Shares received by the Corporation and the total Placement Fees received by the Agents. The relative fault of the Corporation on the one hand and the Agents on the other hand shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by the Corporation or by the Agents and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission. The Agents’ respective obligations to contribute pursuant to this Section 11 are several in proportion to the respective Placement Fees received by the Agents, and not joint (nor joint and several).

(d)                                 The Corporation and the Agents agree that it would not be just or equitable if contribution pursuant to this Section 11 were determined by pro rata allocation (even if the Agents were treated as one entity for such purpose) or by any other method of allocation that does not take account of the equitable considerations referred to in Section 11(c). The amount paid or payable by an Indemnified Party as a result of the losses, claims, damages and liabilities referred to in 11(c) shall be deemed to include, subject to the limitations set forth above, any legal or other expenses reasonably incurred by such Indemnified Party in connection with investigating or defending any such action or claim. Notwithstanding the provisions of this Section 11, no Agent shall be required to contribute any amount in excess of the Placement Fees or any portion thereof actually received by such Agent. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation. The remedies provided for in this Section 11 are not exclusive and shall not limit any rights or remedies which may otherwise be available to any Indemnified Party at law or in equity.

(e)                                  The indemnity and contribution provisions contained in this Section 11 and the representations, warranties and other statements of the Corporation contained in this Agreement shall remain operative and in full force and effect regardless of (1) any termination of this Agreement, (2) any investigation made by or on behalf of any Agent, and any of their respective officers, employees or agents, any person controlling any Agent, or any affiliate of any Agent, or by or on behalf of the Corporation, its officers or directors or any person controlling the Corporation and (3) acceptance of and payment for any of the Shares.

(f)                                   The Indemnifying Party hereby acknowledges and agrees that, with respect to this Section 11, the Agents are contracting on their own behalf and as agents for their affiliates, directors, officers, employees and agents and their respective affiliates, directors, officers, employees and agents (collectively, the “Beneficiaries”). In this regard, each of the Agents will act as trustee for the Beneficiaries of the covenants of the Indemnifying Party under this Section 11 with respect to the Beneficiaries and accepts these trusts and will hold and enforce those covenants on behalf of the Beneficiaries.

12.                               Representations and Agreements to Survive Delivery

All representations and warranties of the Corporation herein or in certificates delivered pursuant hereto shall remain operative and in full force and effect regardless of (i) any investigation made by or on behalf of the Agents, any controlling persons, or the Corporation (or any of their respective officers, directors or controlling persons), (ii) delivery and acceptance of the Placement Shares and payment therefor or (iii) any termination of this Agreement.

13.                               Termination

(a)                                 The Corporation shall have the right to terminate this Agreement with any or all of the Agents in its sole discretion at any time by giving written notice as hereinafter specified. Any such termination shall be without liability of any party to any other party except that the provisions of Section 8(h), Section 11, Section 12, Section 13(e), Section 15, Section 18, Section 20 and Section 21 hereof shall remain in full force and effect notwithstanding such termination.

(b)                                 Each Agent shall have the right to terminate its obligations under this Agreement in their sole discretion at any time after the date of this Agreement by giving written notice as hereinafter specified. Any such termination shall be without liability of any party to any other party except that the provisions of Section 8(h), Section 11, Section 12, Section 13(e), Section 15, Section 18, Section 20 and Section 21 hereof shall remain in full force and effect notwithstanding such termination.

(c)                                  Unless previously terminated pursuant to this Section 13, this Agreement shall automatically terminate upon the earlier of (i) May 28, 2022 and (ii) the issuance and sale of all the Placement Shares through the Agents on the terms and subject to the conditions set forth herein; provided that any such termination shall in all cases be deemed to provide that Section 8(h), Section 11, Section 12, Section 13(e), Section 15, Section 18, Section 20 and Section 21 shall remain in full force and effect.

(d)                                 This Agreement shall remain in full force and effect unless terminated pursuant to Sections 13(a), 13(b), 13(c) or otherwise by mutual agreement of the parties; provided that any such termination shall in all cases be deemed to provide that Section 8(h), Section 11, Section 12, Section 13(e), Section 15, Section 18, Section 20 and Section 21 shall remain in full force and effect.

(e)                                  Any termination of this Agreement shall be effective on the date specified in such notice of termination; provided that such termination shall not be effective until the close of business on the date of receipt of such notice by the Agents or the Corporation, as the case may be. If such termination shall occur prior to the Settlement Date for any sale of Placement Shares, such Placement Shares shall settle in accordance with the provisions of this Agreement.

(f)                                   In the event that the Corporation terminates this Agreement, as permitted under Section 13(a), the Corporation shall be under no continuing obligation, either pursuant to this Agreement or otherwise to utilize the services of the Agents in connection with any sale of securities of the Corporation or to pay any compensation to the Agents other than compensation with respect to sales of Placement Shares subscribed on or before the termination date and the Corporation shall be free to engage other placement agents and underwriters from and after the termination date with no continuing obligation to the Agents.

14.                               Notices

All notices or other communications required or permitted to be given by any party to any other party pursuant to the terms of this Agreement shall be in writing and if sent to the Agents, shall be delivered to:

CIBC World Markets Inc.
161 Bay Street
Toronto, ON M5J 2S8

Attention:	David Shaver
Email:	[REDACTED]

-and-

BMO Nesbitt Burns Inc.
First Canadian Place, 4th Floor
100 King Street West
Toronto, ON M5X 1H3

Attention:	Ilan Bahar
Email:	[REDACTED]

-and-

RBC Dominion Securities Inc.

200 Bay Street, 4th Floor

Toronto, ON M5J 2W7

Attention:	Ryan Latinovich
Email:	[REDACTED]

-and-

Scotia Capital Inc.

40 King Street West, 62nd Floor

Toronto, ON M5W 2X6

Attention:	Peter Collibee
Email:	[REDACTED]

-and-

TD Securities Inc.

66 Wellington Street West, 9th Floor

Toronto, ON M5K 1A2

Attention:	Michael Faralla
Email:	[REDACTED]

-and-

Canaccord Genuity Corp.

161 Bay Street, Suite 3000

Toronto, ON M5J 2S1

Attention:	Tom Jakubowski
Email:	[REDACTED]

-and-

Credit Suisse Securities (Canada), Inc.

One Frist Canadian Place, Suite 2900

Toronto, ON M5X 1C9

Attention:	Clark Wang
Email:	[REDACTED]

-and-

National Bank Financial Inc.

130 King Street West, Suite 3200

Toronto, Ontario, Canada M5X 1J9

Attention:	Jason Ellefson
Email:	[REDACTED]

-and-

Raymond James Ltd.

40 King Street West, Suite 5400

Toronto, ON M5H 3Y2

Attention:	Gavin McOuat
Email:	[REDACTED]

-and-

Industrial Alliance Securities Inc.

26 Wellington Street West, Suite 700

Toronto, ON M5E 1S2

Attention:	David Beatty
Email:	[REDACTED]

-and-

CIBC World Markets Corp.
425 Lexington Avenue C2
New York, NY 10017

Attention:	Eric D. Reuther
Email:	[REDACTED]

-and-

BMO Capital Markets Corp.
3 Times Square
New York, NY 10036

Attention:	Eric Benedict
Email:	[REDACTED]

-and-

RBC Capital Markets, LLC

250 Vesey Street, 24th Floor

New York, NY 10281

Attention:	Michael Davis
Email:	[REDACTED]

-and-

Scotia Capital (USA) Inc.

250 Vesey Street, 24th Floor

New York, NY 10281

Attention:	John Cronin
Email:	[REDACTED]

-and-

TD Securities (USA) LLC

31 W. 52nd Street, 2nd Floor

New York, NY 10019

Attention:	Brad Limpert
Email:	[REDACTED]

-and-

BofA Securities, Inc.

One Bryant Park

New York, NY 10036

Attention:	Christine MacDonald
Email:	[REDACTED]

-and-

Canaccord Genuity LLC

535 Madison Avenue

New York, NY 100222

Attention:	Jennifer Pardi
Email:	[REDACTED]

-and-

Credit Suisse Securities (USA) LLC

11 Madison Avenue

New York, NY 10010

Attention:	Santiago Gilfond
Email:	[REDACTED]

-and-

National Bank of Canada Financial Inc.

65 East 55th Street

31st Floor

New York, NY 10022

Attention:	Etienne Dubuc
Email:	[REDACTED]

-and-

Raymond James (USA) Ltd.

925 West Georgia Street - Suite 2100

Vancouver, BC V6C 3L2

Attention:	Steven Marcus
Email:	[REDACTED]

-and-

Barclays Capital Inc.

745 Seventh Avenue

New York, NY 10019

Attention:	Melissa Mariaschin
Email:	[REDACTED]

-and-

Deutsche Bank Securities Inc.

60 Wall Street

New York, NY 10005

Attention:	Manoj Mahtani and Samir Abu-Khadra
Email:	[REDACTED]

-and-

Stifel, Nicolaus & Company, Incorporated

787 7th Avenue, 11 Floor

New York, NT 10019

Attention:	Seth Rubin
Email:	[REDACTED]

With a copy to:

Stikeman Elliott LLP

199 Bay Street, Suite 5300

Toronto, Ontario M5L 1B9

Attention:	Tim McCormick
Email:	[REDACTED]

-and-

Paul Weiss Rifkind Wharton & Garrison LLP

77 King Street West, Suite 3100

P.O. Box 226

Toronto, Ontario M5K 1J3

Attention:	Christopher J. Cummings
Email:	[REDACTED]

or if sent to the Corporation, shall be delivered to:

Franco-Nevada Corporation

199 Bay St.
Suite 2000
Toronto, ON
M5L 1G9

Attention:	Lloyd Hong
Email:	[REDACTED]

With a copy to:

Torys LLP

79 Wellington St. W.
Suite 3300
Toronto, ON
M5K 1N2

Attention:	Michael Amm
Email:	[REDACTED]

Each party to this Agreement may change such address for notices by sending to the other parties to this Agreement written notice of a new address for such purpose. Each such notice or other communication shall be deemed given (i) when delivered personally or by e-mail (with an original to follow) on or before 5:00 p.m., Eastern time, on a Business Day or, if such day is not a Business Day, on the next succeeding Business Day, (ii) on the next Business Day after timely delivery to a nationally-recognized overnight courier, (iii) on the Business Day actually received if deposited in the mail (certified or registered mail, return receipt requested, postage prepaid), and

(iv) if sent by email, on the Business Day on which receipt is confirmed by the individual to whom the notice is sent, other than via auto-reply. For purposes of this Agreement, “Business Day” shall mean any day on which the NYSE and TSX are open for business.

15.                               Consent to Jurisdiction

The Corporation irrevocably (i) agrees that any legal suit, action or proceeding against the Corporation brought by any Agent or by any person who controls any Agent arising out of or based upon this Agreement or the transactions contemplated thereby may be instituted in any Ontario Court, (ii) waives, to the fullest extent it may effectively do so, any objection which it may now or hereafter have to the laying of venue of any such proceeding and (iii) submits to the exclusive jurisdiction of such courts in any such suit, action or proceeding. To the extent that the Corporation has or hereafter may acquire any immunity from jurisdiction of any court or from any legal process (whether through service of notice, attachment prior to judgment, attachment in aid of execution, execution or otherwise) with respect to itself or its property, it hereby irrevocably waives such immunity in respect of its obligations under the above- referenced documents, to the extent permitted by law. The provisions of this Section 15 shall survive any termination of this Agreement, in whole or in part.

16.                               Successors and Assigns

This Agreement shall inure to the benefit of and be binding upon the Corporation and the Agents and their respective successors and the affiliates, controlling persons, officers and directors referred to in Section 11 hereof. References to any of the parties contained in this Agreement shall be deemed to include the successors and permitted assigns of such party. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and permitted assigns any rights, remedies, obligations or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement. No party may assign its rights or obligations under this Agreement without the prior written consent of the other parties.

17.                               Adjustments for Stock Splits

The parties acknowledge and agree that all share related numbers contained in this Agreement shall be adjusted to take into account any stock split, stock dividend or similar event effected with respect to the Shares.

18.                               Entire Agreement; Amendment; Severability

This Agreement (including all schedules and exhibits attached hereto and Placement Notices issued pursuant hereto) constitutes the entire agreement and supersedes all other prior and contemporaneous agreements and undertakings, both written and oral, among the parties hereto with regard to the subject matter hereof. Neither this Agreement nor any term hereof may be amended except pursuant to a written instrument executed by the Corporation and the Agents. In the event that any one or more of the provisions contained herein, or the application thereof in any circumstance, is held invalid, illegal or unenforceable, the validity, legality and enforceability of any such provision in every other respect and of the remaining provisions contained herein shall not be affected or impaired thereby.

19.                               Counterparts

This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Counterparts may be delivered via facsimile, email (including pdf or any electronic signature complying with applicable law, e.g., www.docusign.com) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

20.                               Applicable Law

This Agreement and any claim, controversy or dispute relative to or arising out of this Agreement shall be governed by and interpreted in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable in the Province of Ontario. Each of the parties hereto irrevocably attorns to the jurisdiction of the courts of the Province of Ontario.

21.                               Waiver of Jury Trial

The Corporation and the Agents hereby irrevocably waive any right either may have to a trial by jury in respect of any claim based upon or arising out of this Agreement or any transaction contemplated hereby.

22.                               Absence of Fiduciary Duties

The parties acknowledge that they are sophisticated in business and financial matters and that each of them is solely responsible for making its own independent investigation and analysis of the transactions contemplated by this Agreement. They further acknowledge that the Agents have not been engaged by the Corporation to provide, and have not provided, financial advisory services in connection with the terms of the Offering nor have the Agents assumed at any time a fiduciary relationship to the Corporation in connection with such Offering. The Corporation hereby waives, to the fullest extent permitted by law, any claims it may have against the Agents for breach of fiduciary duty or alleged breach of fiduciary duty and agrees the Agents shall have no liability (whether direct or indirect) to the Corporation in respect of such a fiduciary duty claim or to any person asserting a fiduciary duty claim on behalf of or in right of the Corporation, including shareholders, employees or creditors of Corporation.

23.                               Judgment Currency

The Corporation agrees to indemnify each Agent, its directors, officers, affiliates and each person, if any, who controls such Agent within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act, against any loss incurred by such Agent as a result of any judgment or order being given or made for any amount due hereunder and such judgment or order being expressed and paid in a currency (the “judgment currency”) other than U.S. dollars and as a result of any variation as between (i) the rate of exchange at which the U.S. dollar amount is converted into the judgment currency for the purpose of such judgment or order, and (ii) the rate of exchange at which such indemnified person is able to purchase U.S. dollars with the amount of the judgment currency actually received by the indemnified person. The foregoing indemnity shall constitute a separate and independent obligation of the Corporation and shall continue in full force and effect notwithstanding any such judgment or order as aforesaid. The term “rate of exchange” shall include any premiums and costs of exchange payable in connection with the purchase of, or conversion into, the relevant currency.

24.                               Compliance with USA Patriot Act

In accordance with the requirements of the USA Patriot Act (Title III of Pub. L. 107-56 (signed into law October 26, 2001)), the Agents are required to obtain, verify and record information that identifies their respective clients, including the Corporation, which information may include the name and address of their respective clients, as well as other information that will allow the Agents to properly identify their respective clients.

25.                               Recognition of the U.S. Special Resolution Regimes

(a)           In the event that any Agent that is a Covered Entity becomes subject to a proceeding under a U.S. Special Resolution Regime, the transfer from such Agent of this Agreement, and any interest and obligation in or under this Agreement, will be effective to the same extent as the transfer would be effective under the U.S. Special Resolution Regime if this Agreement, and any such interest and obligation, were governed by the laws of the United States or a state of the United States.

(b)                                 In the event that any Agent that is a Covered Entity or a BHC Act Affiliate of such Agent becomes subject to a proceeding under a U.S. Special Resolution Regime, Default Rights under this Agreement that may be exercised against such Agent are permitted to be exercised to no greater extent than such Default Rights could be exercised under the U.S. Special Resolution Regime if this Agreement were governed by the laws of the United States or a state of the United States.

For purposes of this Section 25:

“BHA Act Affiliate” has the meaning assigned to the term “affiliate” in, and shall be interpreted in accordance with, 12 U.S.C. § 1841(k);

“Covered Entity” means any of the following:

(i)            a “covered entity” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 252.82(b);

(ii)           a “covered bank” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 47.3(b); or

(iii)          a “covered FSI” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 382.2(b);

“Default Right” has the meaning assigned to that term in, and shall be interpreted in accordance with, 12 C.F.R. §§ 252.81, 47.2 or 382.1, as applicable; and

“U.S. Special Resolutions Regime” means each of (i) the Federal Deposit Insurance Act and the regulations promulgated thereunder and (ii) Title II of the Dodd-Frank Wall Street Reform and Consumer Protection Act and the regulations promulgated thereunder.

26.                               Definitions

As used in this Agreement, the following terms have the respective meanings set forth below:

(a)                                 “Amendment Date” has the meaning given thereto in Section 8(a) hereof;

(b)                                 “Applicable Time” means, with respect to any Placement Shares, the time of sale of such Placement Shares pursuant to this Agreement;

(c)                                  “Authorized Representative” has the meaning given thereto in Section 2(a) hereof;

(d)                                 “Base Prospectuses” means, collectively, the Canadian Base Prospectus and the U.S. Base Prospectus;

(e)                                  “Beneficiaries” has the meaning given thereto in Section 11(f) hereof;

(f)                                   “Canadian Base Prospectus” has the meaning given thereto in Section 6 hereof;

(g)                                  “Canadian Marketplace” has the meaning given thereto in Section 3 hereof;

(h)                                 “Canadian Preliminary Base Prospectus” means the preliminary short form base shelf prospectus (in both the English and French languages unless the context otherwise indicates) of the Corporation dated April 14, 2020;

(i)                                     “Canadian Prospectus” means the Canadian Prospectus Supplement (and any additional Canadian prospectus supplement prepared in accordance with the provisions of this Agreement and filed with the Canadian Qualifying Authorities in accordance with Canadian Securities Laws) together with the Canadian Base Prospectus;

(j)                                    “Canadian Prospectus Supplement” has the meaning given thereto in Section 6 hereof;

(k)                                 “Canadian Qualifying Authorities” means the securities regulatory authorities in each of the provinces and territories of Canada;

(l)                                     “Canadian Qualifying Jurisdictions” means each of the provinces and territories of Canada;

(m)                             “Canadian Securities Laws” means the applicable rules and regulations under such laws, together with applicable published national, multilateral and local policy statements, instruments, notices and blanket orders of the Canadian Qualifying Authorities in each of the Canadian Qualifying Jurisdictions as modified by the Exemption;

(n)                                 “Canadian Shelf Procedures” means NI 44-101 and NI 44-102;

(o)                                 “Comfort Letter” has the meaning given thereto in Section 8(p) hereof;

(p)                                 “Designated News Release” has the meaning given thereto in Section 6 hereof;

(q)                                 “Disclosure Package” has the meaning given thereto in Section 7(b) hereof;

(r)                                    “EDGAR” means the SEC’s Electronic Data Gathering, Analysis, and Retrieval System;

(s)                                   “Exchange Act” means the United States Securities Exchange Act of 1934, as amended;

(t)                                    “Exemption” means the exemptive relief decision dated May 5, 2020 obtained by the Corporation pursuant to National Policy 11-203 — Process for Exemptive Relief Applications in Multiple Jurisdictions providing relief from certain Canadian Securities Laws with respect to the Offering;

(u)                                 “IFRS” has the meaning given thereto in Section 7(d) hereof;

(v)                                 “Indemnified Party” and “Indemnified Parties” each has the meaning given thereto in Section 11(b) hereof;

(w)                               “Initial Comfort Letter” has the meaning given thereto in Section 8(p) hereof;

(x)                                 “Issuer Free Writing Prospectus” has the meaning given thereto in Section 6 hereof;

(y)                                 “Lien” has the meaning given thereto in Section 7(d) hereof;

(z)                                  “Material Adverse Effect” has the meaning given thereto in Section 7(d) hereof;

(aa)                          “Material Subsidiary” has the meaning given thereto in Section 7(d) hereof;

(bb)                          “Net Proceeds” has the meaning given thereto in Section 5(a) hereof;

(cc)                            “NI 21-101” means National Instrument 21-101 — Market Operations;

(dd)                          “NI 43-101” has the meaning given thereto in Section 7(kk) hereof;

(ee)                            “NI 44-101” means National Instrument 44-101 — Short Form Prospectus Distributions;

(ff)                              “NI 44-102” means National Instrument 44-102 — Shelf Distributions;

(gg)                            “NYSE” means the New York Stock Exchange;

(hh)                          “Offering” has the meaning given thereto in Section 1 hereof;

(ii)                                  “Placement” has the meaning given thereto in Section 2(a) hereof;

(jj)                                “Placement Fee” has the meaning given thereto in Section 2(b) hereof;

(kk)                          “Placement Notice” has the meaning given thereto in Section 2(a) hereof;

(ll)                                  “Placement Shares” has the meaning given thereto in Section 2(a) hereof;

(mm)                  “Prospectus Supplements” means, collectively, the Canadian Prospectus Supplement and the U.S. Prospectus Supplement;

(nn)                          “Prospectuses” means, collectively, the Canadian Prospectus and the U.S. Prospectus;

(oo)                          “Public Record” means all documents incorporated by reference in the Canadian Prospectus and all information filed by or on behalf of the Corporation with the Canadian Qualifying Authorities after March 31, 2020, in compliance, or intended compliance, with applicable Canadian Securities Laws;

(pp)                          “Receipt” has the meaning given thereto in Section 6 hereof;

(qq)                          “Registration Statement” has the meaning given thereto in Section 6 hereof;

(rr)                                “Representation Date” has the meaning given thereto in Section 8(n) hereof;

(ss)                              “Reviewing Authority” has the meaning given thereto in Section 6 hereof;

(tt)                                “Rule 433” means Rule 433 under the Securities Act;

(uu)                          “Rules and Regulations” has the meaning given thereto in Section 6 hereof;

(vv)                          “Sanctions” has the meaning given thereto in Section 7(q) hereof;

(ww)                      “SEC” means the United States Securities and Exchange Commission;

(xx)                          “Securities Act” means the United Stated Securities Act of 1933, as amended;

(yy)                          “SEDAR” means the System for Electronic Document Analysis and Retrieval;

(zz)                            “Settlement Date” has the meaning given thereto in Section 5(a) hereof;

(aaa)                   “Shares” has the meaning given thereto in Section 1 hereof;

(bbb)                   “Shelf Securities” has the meaning given thereto in Section 6 hereof;

(ccc)                      “Trading Day” means any day on which either the NYSE or the TSX are open for trading;

(ddd)                   “TSX” means the Toronto Stock Exchange;

(eee)                      “United States Marketplace” has the meaning given thereto in Section 3 hereof;

(fff)                         “U.S. Base Prospectus” has the meaning given thereto in Section 6 hereof;

(ggg)                      “U.S. Prospectus” has the meaning given thereto in Section 6 hereof; and

(hhh)                   “U.S. Prospectus Supplement” has the meaning given thereto in Section 6 hereof.

If the foregoing accurately reflects your understanding and agreement with respect to the matters described herein please indicate your agreement by countersigning this Agreement in the space provided below.

Yours very truly,

FRANCO-NEVADA CORPORATION

By:	/s/ Sandip Rana
	Name:	Sandip Rana
	Title:	Chief Financial Officer

ACCEPTED as of the date first-above written:

CIBC WORLD MARKETS INC.

By:	/s/ David Shaver
	Name:	David Shaver
	Title:	Managing Director

BMO NESBITT BURNS INC.

By:	/s/ Ilan Bahar
	Name:	Ilan Bahar
	Title:	Managing Director and Co-Head, Global Metals & Mining

RBC DOMINION SECURITIES INC.

By:	/s/ Ryan Latinovich
	Name:	Ryan Latinovich
	Title:	Global Head of Mining & Metals Investment Banking

SCOTIA CAPITAL INC.

By:	/s/ Peter Collibee
	Name:	Peter Collibee
	Title:	Managing Director & Co-Head, Global Mining & Metals

TD SECURITIES INC.

By:	/s/ Michael Faralla
	Name:	Michael Faralla
	Title:	Managing Director

CANACCORD GENUITY CORP.

By:	/s/ Tom Jakubowski
	Name:	Tom Jakubowski
	Title:	Managing Director, Global Head of Mining

CREDIT SUISSE SECURITIES (CANADA), INC.

By:	/s/ Clark Wang
	Name:	Clark Wang
	Title:	Director, Metals & Mining, Investment Banking and Capital Markets

NATIONAL BANK FINANCIAL INC.

By:	/s/ Jason Ellefson
	Name:	Jason Ellefson
	Title:	Managing Director & Head, Global Mining & Metals

RAYMOND JAMES LTD.

By:	/s/ Gavin McOuat
	Name:	Gavin McOuat
	Title:	Senior Managing Director, Head of Mining Investment Banking

INDUSTRIAL ALLIANCE SECURITIES INC.

By:	/s/ David Beatty
	Name:	David Beatty
	Title:	Managing Director, Investment Banking

CIBC WORLD MARKETS CORP.

By:	/s/ Eric D. Reuther
	Name:	Eric D. Reuther
	Title:	Managing Director

BMO CAPITAL MARKETS CORP.

By:	/s/ Eric Benedict
	Name:	Eric Benedict
	Title:	Co-Head, Global Equity Capital Markets

RBC CAPITAL MARKETS, LLC

By:	/s/ Michael Davis
	Name:	Michael Davis
	Title:	Managing Director

SCOTIA CAPITAL (USA) INC.

By:	/s/ John Cronin
	Name:	John Cronin
	Title:	Managing Director

TD SECURITIES (USA) LLC

By:	/s/ Brad Limpert
	Name:	Brad Limpert
	Title:	Managing Director

BOFA SECURITIES, INC.

By:	/s/ Christine MacDonald
	Name:	Christine MacDonald
	Title:	Managing Director

CANACCORD GENUITY LLC

By:	/s/ Jennifer Pardi
	Name:	Jennifer Pardi
	Title:	Sr. Managing Director

CREDIT SUISSE SECURITIES (USA) LLC

By:	/s/ Santiago Gilfond
	Name:	Santiago Gilfond
	Title:	Managing Director, Co-Head of Americas Equity Capital Markets Origination

NATIONAL BANK OF CANADA FINANCIAL INC.

By:	/s/ Etienne Dubuc
	Name:	Etienne Dubuc
	Title:	EVP and Managing Director Head-Equities

RAYMOND JAMES (USA) LTD.

By:	/s/ Steven Marcus
	Name:	Steven Marcus
	Title:	President & CEO

BARCLAYS CAPITAL INC.

By:	/s/ Melissa Mariaschin
	Name:	Melissa Mariaschin
	Title:	Managing Director

DEUTSCHE BANK SECURITIES INC.

By:	/s/ Manoj Mahtani
	Name:	Manoj Mahtani
	Title:	Director

By:	/s/ Samir Abu-Khadra
	Name:	Samir Abu-Khadra
	Title:	Director

STIFEL, NICOLAUS & COMPANY, INCORPORATED

By:	/s/ Seth Rubin
	Name:	Seth Rubin
	Title:	Managing Director

SCHEDULE 1

AGENTS

CIBC World Markets Inc. 161 Bay Street Toronto, ON M5J 2S8	CIBC World Markets Corp. 425 Lexington Avenue C2 New York, NY 10017

BMO Nesbitt Burns Inc. First Canadian Place, 4th Floor 100 King Street West Toronto, ON M5X 1H3	BMO Capital Markets Corp. 3 Times Square New York, NY 10036

RBC Dominion Securities Inc. 200 Bay Street, 4th Floor Toronto, ON M5J 2W7	RBC Capital Markets, LLC 250 Vesey Street, 24th Floor New York, NY 10281

Scotia Capital Inc. 40 King Street West, 62nd Floor Toronto, ON M5W 2X6	Scotia Capital (USA) Inc. 250 Vesey Street, 24th Floor New York, NY 10281

TD Securities Inc. 66 Wellington Street West, 9th Floor Toronto, ON M5K 1A2	TD Securities (USA) LLC 31 W. 52nd Street, 2nd Floor New York, NY 10019

BofA Securities, Inc. One Bryant Park New York, NY 10036	Canaccord Genuity Corp. 161 Bay Street, Suite 3000 Toronto, ON M5J 2S1

Canaccord Genuity LLC 535 Madison Avenue New York, NY 100222	Credit Suisse Securities (Canada), Inc. One Frist Canadian Place, Suite 2900 Toronto, ON M5X 1C9

Credit Suisse Securities (USA) LLC 11 Madison Avenue New York, NY 10010	National Bank Financial Inc. 130 King Street West, Suite 3200 Toronto, Ontario, Canada M5X 1J9

National Bank of Canada Financial Inc. 65 East 55th Street, 31st Floor New York, NY 10022	Raymond James Ltd. 40 King Street West, Suite 5400 Toronto, ON M5H 3Y2

Raymond James (USA) Ltd. 925 West Georgia Street - Suite 2100 Vancouver, BC V6C 3L2	Barclays Capital Inc. 745 Seventh Avenue New York, NY 10019

Deutsche Bank Securities Inc. 60 Wall Street New York, NY 10005	Industrial Alliance Securities Inc. 26 Wellington Street East, Suite 700 Toronto, ON M5E 1S2

Stifel, Nicolaus & Company, Incorporated 787 7th Avenue, 11 Floor New York, NT 10019

SCHEDULE 2

AUTHORIZED REPRESENTATIVES

The Authorized Representatives of the Corporation are as follows:

Name and Office/Title	E-mail Address	Telephone Numbers
Sandip Rana Chief Financial Officer	[REDACTED]	[REDACTED]
Paul Brink President & Chief Executive Officer	[REDACTED]	[REDACTED]

The Authorized Representatives of CIBC World Markets Inc. are as follows:

Name and Office/Title	E-mail Address	Telephone Numbers
David Shaver Managing Director	[REDACTED]	[REDACTED]
Joe Kostandoff Managing Director	[REDACTED]	[REDACTED]
Rob Magwood Managing Director	[REDACTED]	[REDACTED]

The Authorized Representatives of BMO Nesbitt Burns Inc. are as follows:

Name and Office/Title	E-mail Address	Telephone Numbers
Ilan Bahar Managing Director & Co-Head	[REDACTED]	[REDACTED]
Peter Miller Managing Director, Co-Head, Global Equity Capital Markets	[REDACTED]	[REDACTED]

The Authorized Representatives of RBC Dominion Securities Inc. are as follows:

Name and Office/Title	E-mail Address	Telephone Numbers
Ryan Latinovich Global Head and Managing Director	[REDACTED]	[REDACTED]
Nitin Babbar Head, Canadian Equity Capital Markets	[REDACTED]	[REDACTED]

The Authorized Representatives of Scotia Capital Inc. are as follows:

Name and Office/Title	E-mail Address	Telephone Numbers
Peter Collibee Managing Director & Co-Head, Corporate & Investment Banking	[REDACTED]	[REDACTED]

Geoff Smith Managing Director	[REDACTED]	[REDACTED]
Michelle Khalili Managing Director & Head, Global Equity Capital Markets	[REDACTED]	[REDACTED]
James Barltrop Managing Director & Head of Syndication Global Equity Capital Markets	[REDACTED]	[REDACTED]
Brendan Spinks Managing Director	[REDACTED]	[REDACTED]

The Authorized Representatives of TD Securities Inc. are as follows:

Name and Office/Title	E-mail Address	Telephone Numbers
Michael Faralla Managing Director, Head of Global Mining	[REDACTED]	[REDACTED]
Sante Corona Executive Managing Director, Head of Equity Capital Markets	[REDACTED]	[REDACTED]

The Authorized Representatives of Canaccord Genuity Corp. are as follows:

Name and Office/Title	E-mail Address	Telephone Numbers
Tom Jakubowski Executive Director	[REDACTED]	[REDACTED]
Ron Sedran Managing Director	[REDACTED]	[REDACTED]
Len Sauer Managing Director	[REDACTED]	[REDACTED]

The Authorized Representatives of Credit Suisse Securities (Canada), Inc. are as follows:

Name and Office/Title	E-mail Address	Telephone Numbers
Matthew Hind Managing Director, Global Co-Head Metals & Mining	[REDACTED]	[REDACTED]
Cark Wang Director	[REDACTED]	[REDACTED]

The Authorized Representatives of National Bank Financial Inc. are as follows:

Name and Office/Title	E-mail Address	Telephone Numbers
Jason Ellefson Managing Director & Head Global Mining & Metals	[REDACTED]	[REDACTED]
Chris Dale Managing Director & Head	[REDACTED]	[REDACTED]

The Authorized Representatives of Raymond James Ltd. are as follows:

Name and Office/Title	E-mail Address	Telephone Numbers
Gavin McOuat Senior Managing Director, Head of Mining Investment Banking	[REDACTED]	[REDACTED]
Sara Minatel Director, Syndication	[REDACTED]	[REDACTED]

The Authorized Representative of Industrial Alliance Securities Inc. is as follows:

Name and Office/Title	E-mail Address	Telephone Numbers
David Beatty Managing Director, Investment Banking	[REDACTED]	[REDACTED]

The Authorized Representative of CIBC World Markets Corp. is as follows:

Name and Office/Title	E-mail Address	Telephone Numbers
Eric D. Reuther Managing Director	[REDACTED]	[REDACTED]

The Authorized Representative of BMO Capital Markets Corp. is as follows:

Name and Office/Title	E-mail Address	Telephone Numbers
Eric Benedict Co-Head, Global Equity Capital Markets	[REDACTED]	[REDACTED]

The Authorized Representative of RBC Capital Markets, LLC is as follows:

Name and Office/Title	E-mail Address	Telephone Numbers
Michael Davis Managing Director	[REDACTED]	[REDACTED]

The Authorized Representative of Scotia Capital (USA) Inc. is as follows:

Name and Office/Title	E-mail Address	Telephone Numbers
John Cronin Managing Director	[REDACTED]	[REDACTED]

The Authorized Representative of TD Securities (USA) LLC is as follows:

Name and Office/Title	E-mail Address	Telephone Numbers
Brad Limpert Managing Director	[REDACTED]	[REDACTED]

The Authorized Representative of BofA Securities, Inc. is as follows:

Name and Office/Title	E-mail Address	Telephone Numbers
Christine MacDonald Managing Director	[REDACTED]	[REDACTED]

The Authorized Representative of Canaccord Genuity LLC is as follows:

Name and Office/Title	E-mail Address	Telephone Numbers
Jennifer Pardi Sr. Managing Director	[REDACTED]	[REDACTED]

The Authorized Representative of Credit Suisse Securities (USA) LLC is as follows:

Name and Office/Title	E-mail Address	Telephone Numbers
Santiago Gilfond Managing Director, Co-Head of Americas Equity Capital Markets Origination	[REDACTED]	[REDACTED]

The Authorized Representative of National Bank of Canada Financial Inc. is as follows:

Name and Office/Title	E-mail Address	Telephone Numbers
Etienne Dubuc EVP and Managing Director	[REDACTED]	[REDACTED]

The Authorized Representative of Raymond James (USA) Ltd. is as follows:

Name and Office/Title	E-mail Address	Telephone Numbers
Steven Marcus President & CEO	[REDACTED]	[REDACTED]

The Authorized Representative of Barclays Capital Inc. is as follows:

Name and Office/Title	E-mail Address	Telephone Numbers
Melissa Mariaschin Managing Director	[REDACTED]	[REDACTED]

The Authorized Representatives of Deutsche Bank Securities Inc. are as follows:

Name and Office/Title	E-mail Address	Telephone Numbers
Manoj Mahtani Director Samir Abu-Khadra Director	[REDACTED] [REDACTED]	[REDACTED] [REDACTED]

The Authorized Representative of Stifel, Nicolaus & Company, Incorporated is as follows:

Name and Office/Title	E-mail Address	Telephone Numbers
Seth Rubin Managing Director	[REDACTED]	[REDACTED]

EXHIBIT A

OFFICER’S CERTIFICATE

I, [name of executive officer], the [title of executive officer] of Franco-Nevada Corporation (the “Corporation”), a company organized under the Canada Business Corporations Act, do hereby certify in such capacity and not in my personal capacity, on behalf of the Corporation pursuant to Section 8(n) of the Equity Distribution Agreement dated May 11, 2020 (the “Distribution Agreement”) among the Corporation, CIBC World Markets Inc., BMO Nesbitt Burns Inc., RBC Dominion Securities Inc., Scotia Capital Inc., TD Securities Inc., Canaccord Genuity Corp., Credit Suisse Securities (Canada), Inc., National Bank Financial Inc., Raymond James Ltd., Industrial Alliance Securities Inc., CIBC World Markets Corp., BMO Capital Markets Corp., RBC Capital Markets, LLC, Scotia Capital (USA) Inc., TD Securities (USA) LLC, BofA Securities, Inc., Canaccord Genuity LLC, Credit Suisse Securities (USA) LLC, National Bank of Canada Financial Inc., Raymond James (USA) Ltd., Barclays Capital Inc., Deutsche Bank Securities Inc., and Stifel, Nicolaus & Company, Incorporated, and without personal liability, that, to the best of my knowledge:

(i)                                     Except as set forth in the Registration Statement, the Prospectuses and the Disclosure Package, the representations and warranties of the Corporation in Section 7 of the Distribution Agreement are true and correct on and as of the date hereof with the same force and effect as if expressly made on and as of the date hereof, except for those representations and warranties that speak solely as of a specific date and which were true and correct as of such date; and

(ii)                                  The Corporation has complied with all agreements and satisfied all conditions on its part to be performed or satisfied pursuant to the Distribution Agreement at or prior to the date hereof.

Date:	by
Name:
Title:

EXHIBIT B

MATTERS TO BE COVERED BY
INITIAL OPINION OF CORPORATION’S CANADIAN COUNSEL

1.                                      Each of the Canadian Base Prospectus and the Canadian Prospectus (in each case, excluding the financial statements and financial schedules and other financial and statistical data included therein, as to which counsel does not express an opinion) including the documents incorporated by reference therein appears on its face as of the respective dates of the Canadian Base Prospectus and the Canadian Prospectus Supplement have been appropriately responsive in all material respects to the requirements of Ontario securities law (as such term is defined in the Securities Act (Ontario)), as interpreted and applied by the Ontario Securities Commission. Such counsel may state that in giving such opinion, no opinion is thereby expressed as to whether such prospectuses constitute full, true and plain disclosure of all material facts;

2.                                      The Corporation has been amalgamated and is existing under the laws of Canada and has the corporate capacity and power to own and lease its properties and assets;

3.                                      The Corporation has the corporate power to execute and deliver this Agreement and to carry out the transactions contemplated hereby;

4.                                      The authorized and issued share capital of the Corporation is as described in the Prospectuses and any amendment or supplement thereto;

5.                                      All necessary corporate action has been taken by the Corporation to authorize the execution and delivery of this Agreement and the performance of its obligations hereunder;

6.                                      This Agreement has been duly executed and delivered by the Corporation;

7.                                      This Agreement constitutes a legal, valid and binding obligation of the Corporation enforceable against the Corporation by the Agents in accordance with its terms;

8.                                      The execution and delivery by the Corporation of this Agreement, the performance of its obligations hereunder by the Corporation, and the issue, sale and delivery of the Placement Shares as contemplated herein, does not constitute or will not result in a breach of or a default under, and does not create a state of facts which, after notice or lapse of time or both, will constitute or result in a breach of, any of the terms, conditions or provisions of the articles or by-laws of the Corporation or any applicable law of Ontario and the federal laws of Canada;

9.                                      All necessary corporate action shall have been taken by the Corporation to authorize the issuance and delivery of the Placement Shares;

10.                               All documents required to be filed or delivered by the Corporation and all proceedings required to be taken by the Corporation under Canadian Securities Laws have been filed or delivered and taken in order to qualify the distribution of the Placement Shares in each of the Canadian Qualifying Jurisdictions through persons or companies registered in an appropriate category of registration under the applicable laws thereof who have complied with the relevant provisions thereof;

11.                               The Prospectuses, and any amendment or supplement thereto, have been duly authorized and/or executed by the Corporation;

12.                               The Placement Shares have been conditionally approved for listing on the TSX subject only to satisfaction by the Corporation of customary post-closing conditions imposed by the TSX in similar circumstances;

13.                               The Placement Shares have been duly authorized by the Corporation and, upon receipt by the Corporation of consideration therefor in accordance with the terms of this Agreement, will be validly issued and will be fully paid and non-assessable shares in the capital of the Corporation;

14.                               The Corporation is a reporting issuer (or the equivalent) under the Canadian Securities Laws of the Qualifying Canadian Jurisdictions, and is not included on a list of defaulting reporting issuers maintained by the securities regulators in any of the provinces and territories of Canada;

15.                               Subject to the qualifications, assumptions, limitations and understandings set out therein, the statements as to matters of Canadian law under the headings “Eligibility for Investment” and “Certain Canadian Federal Income Tax Considerations” in the Canadian Prospectus are accurate; and

16.                               No withholding tax imposed under the federal laws of Canada will be payable in respect of the payment or crediting of any commission or fee as contemplated by this Agreement to an Agent that is not resident in Canada, but resident in the United States, for purposes of the Income Tax Act (Canada) and the Canada-United States Income Tax Convention (1980) (a “Qualifying U.S. Agent”), provided that any such commission or fee is payable in respect of services rendered by such Qualifying U.S. Agent wholly outside of Canada.

In giving the opinions described above, such counsel may (A) exclude from such opinions the effect or applicability of any law, rule or regulation that is applicable to the Corporation, solely because the law, rule or regulation is part of an industry specific regulatory regime applicable to the Corporation or any of its affiliates due to the specific assets or business of the Corporation or such affiliate, and (B) as to matters of fact, to the extent they deem proper, on certificates of responsible officers of the Corporation and public officials.

EXHIBIT C

MATTERS TO BE COVERED BY
INITIAL OPINION OF CORPORATION’S U.S. COUNSEL

1.                                      the statements relating to legal matters, documents or proceedings included in the Prospectuses under the captions “Certain United States Federal Income Tax Considerations” fairly summarize in all material respects such matters, documents or proceedings;

2.                                      the Corporation is not, and after giving effect to the distribution of the Placement Shares and the application of the proceeds thereof as described in the Prospectuses will not be, required to register as an “investment company” as such term is defined in the Investment Company Act of 1940, as amended;

3.                                      in the opinion of such counsel, the Registration Statement and the U.S. Prospectus (except for the financial statements and financial schedules and other financial data included therein and the information derived from the reports of or attributed to persons named in the U.S. Prospectus under the heading “Interests of Experts”, as to which such counsel need not express any opinion) appear on their face to be appropriately responsive in all material respects to the requirements of the Securities Act and the applicable rules and regulations of the SEC thereunder; and

4.                                      in the course of participating in conferences with officers and representatives of the Corporation and representatives of the Corporation’s independent accountants in the preparation of the Registration Statement and the Prospectuses, no facts have come to the attention of such counsel that have caused such counsel to believe that (1) the Registration Statement or the prospectus included therein (except for the financial statements and financial schedules and other financial, accounting or statistical data included therein and the information derived from the reports of or attributed to, or reviewed by, persons named in the U.S. Prospectus under the heading “Interests of Experts”, as to which such counsel need not express any opinion) at the time the Registration Statement became effective contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein not misleading, or (2) the U.S. Prospectus (except for the financial statements and financial schedules and other financial, accounting or statistical data included therein and the information derived from the reports of or attributed to, or reviewed by, persons named in the U.S. Prospectus under the heading “Interests of Experts”, as to which such counsel need not express any opinion) as of its date [or as of the date hereof]1[, together with any Issuer Free Writing Prospectus issued as of the date hereof,]2 contained or contains any untrue statement of a material fact or omitted or omits to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

1  To be included in each Representation Date opinion.

2  To be included if applicable.

EXHIBIT D

FREE WRITING PROSPECTUS

Filed pursuant to Rule 433 Registration No. 333-237671 May 11, 2020

NEWS RELEASE

Toronto, May 11, 2020

(in U.S. dollars unless otherwise noted)

Franco-Nevada Adds to Royalty Portfolio and Initiates New ATM Equity Program

Alpala Royalty Acquisition

The Corporation today entered into an agreement with SolGold PLC (“SolGold”) to acquire a 1% net smelter royalty (“NSR”) with reference to all minerals produced from the Alpala copper-gold project in northern Ecuador for $100 million. The Alpala project is owned by Exploraciones Novomining SA, which is held 85% by SolGold and 15% by Cornerstone Capital Resources Inc.  The NSR will cover the 4,979 hectare Cascabel concession and closing of the acquisition is subject to on-site confirmatory due diligence which will be completed once COVID-19 travel restrictions are lifted.  In the interim, the Corporation has agreed to provide SolGold with a bridge loan of $15 million for a period of up to 8 months.

SolGold has the option to increase the size of the transaction to $150 million for a 1.5% NSR until January 11, 2021 and also has the option to buy-back 50% of the NSR for a period of time.  Franco-Nevada is entitled to receive certain minimum royalty payments from 2028 and also has the option to convert the NSR to a gold NSR for a period of time after Alpala is producing.

As part of the royalty arrangements, the Corporation has agreed to contribute $150,000 per year for three years after closing to one or more of SolGold’s local Ecuadorian environmental and social initiatives. SolGold has agreed to match or surpass such annual funding.

At-the-Market Equity Program

Franco-Nevada has established an at-the-market equity program (the “ATM Program”) that allows the Corporation to issue up to $300 million worth of common shares from treasury (“Common Shares”) to the public from time to time at the prevailing market price through the Toronto Stock Exchange, the New York Stock Exchange or any other marketplace on which the Common Shares are listed, quoted or otherwise traded. The volume and timing of distributions under the ATM Program, if any, will be determined at the Corporation’s sole discretion, subject to applicable regulatory limitations. The Corporation’s previous at-the-market equity program established July 19, 2019 that allowed the Corporation to issue up to $200 million worth of Common Shares was terminated on April 28, 2020.

The ATM Program will be effective until May 28, 2022 unless terminated prior to such date by the Corporation. Franco-Nevada intends to use the net proceeds from the ATM Program, if any, for funding royalty and stream acquisitions and/or other general corporate purposes including the repayment of indebtedness. Sales of Common Shares through the ATM Program will be made pursuant to the terms of an equity distribution agreement dated May 11, 2020 with CIBC Capital Markets, BMO Nesbitt Burns Inc., RBC Dominion Securities Inc., Scotia Capital Inc., TD Securities Inc., Canaccord Genuity Corp., Credit Suisse Securities (Canada), Inc., National Bank Financial Inc., Raymond James Ltd., and Industrial Alliance Securities Inc., as Canadian agents, and CIBC Capital Markets, BMO Capital Markets Corp., RBC Capital Markets, LLC, Scotia Capital (USA) Inc., TD Securities (USA) LLC, BofA Securities, Inc., Canaccord Genuity LLC, Credit Suisse Securities (USA) LLC, National Bank of Canada Financial Inc., Raymond James (USA) Ltd., Barclays Capital Inc., Deutsche Bank Securities Inc. and Stifel, Nicolaus & Company, Incorporated, as U.S. agents.

The Corporation has filed a registration statement (including a prospectus) and a prospectus supplement with the U.S. Securities and Exchange Commission (the “SEC”) for the ATM Program. Before you invest, you should read the prospectus in that registration statement, the prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and the ATM Program. The Corporation has also filed prospectus supplement dated May 11, 2020 to the Corporation’s Canadian base shelf prospectus dated April 28, 2020 with the securities regulatory authorities in Canada. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov or on SEDAR at www.sedar.com. Alternatively, any agent participating in the ATM Program will arrange to send you the prospectus if you request it by contacting, (i) in Canada: CIBC World Markets Inc., attn: Michelene Dougherty, by email at

michelene.dougherty@cibc.ca or by phone at 416-956-3636 or BMO Nesbitt Burns Inc., attn: Brampton Distribution Centre C/O The DATA Group of Companies, 9195 Torbram Road, Brampton, Ontario, L6S 6H2, by email at torbramwarehouse@datagroup.ca or by phone at 905-791-3151 Ext. 4312; and (ii) in the U.S.: CIBC World Markets Corp., 425 Lexington Ave, 5th Floor, New York, NY, by email at useprospectus@cibc.com or by phone at (800) 282-0822 or BMO Capital Markets Corp., attn: Equity Syndicate Department, 3 Times Square, 25th Floor, New York, NY, 10036, by email at bmoprospectus@bmo.com or by phone at 1-800-414-3627.

This news release does not constitute an offer to sell or the solicitation of an offer to buy the Common Shares, nor shall there be any sale of these securities in any jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Corporate Summary

Franco-Nevada Corporation is the leading gold-focused royalty and streaming company with the largest and most diversified portfolio of cash-flow producing assets.  Its business model provides investors with gold price and exploration optionality while limiting exposure to many of the risks of operating companies.  Franco-Nevada is debt free and uses its free cash flow to expand its portfolio and pay dividends.  It trades under the symbol FNV on both the Toronto and New York stock exchanges.  Franco-Nevada is the gold investment that works.

For more information, please contact:

Sandip Rana
Chief Financial Officer
(416) 306-6303
info@franco-nevada.com

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Forward-Looking Statements

This press release contains “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian securities laws and the United States Private Securities Litigation Reform Act of 1995, respectively, which may include, but are not limited to, statements with respect to future events or future performance, management’s expectations regarding Franco-Nevada’s growth, results of operations, estimated future revenues, carrying value of assets, future dividends and requirements for additional capital, mineral reserve and mineral resource estimates, production estimates, production costs and revenue, future demand for and prices of commodities, expected mining sequences, business prospects and opportunities, audits being conducted by the Canada Revenue Agency (the “CRA”), the expected exposure for current and future assessments and available remedies, the remedies relating to and consequences of the ruling of the Supreme Court of Panama in relation to the Cobre Panama project, statements with respect to the aggregate value of Common Shares which may be issued pursuant to the ATM Program, the Corporation’s expected use of the net proceeds of the ATM Program, if any, and the acquisition of the SolGold royalty interest. In addition, statements (including data in tables) relating to reserves and resources and gold equivalent ounces (“GEOs”) are forward-looking statements, as they involve implied assessment, based on certain estimates and assumptions, and no assurance can be given that the estimates and assumptions are accurate and that such reserves and resources and GEOs will be realized. Such forward-looking statements reflect management’s current beliefs and are based on information currently available to management. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budgets”, “scheduled”, “estimates”, “forecasts”, “predicts”, “projects”, “intends”, “targets”, “aims”, “anticipates” or “believes” or variations (including negative variations) of such words and phrases or may be identified by statements to the effect that certain actions “may”, “could”, “should”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of Franco-Nevada to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. A number of factors could cause actual events or results to differ materially from any forward-looking statement, including, without limitation: the price at which Common Shares are sold in the ATM Program and the aggregate net proceeds received by the Corporation as a result of the ATM Program; fluctuations in the prices of the primary commodities that drive royalty and stream revenue (gold, platinum group metals, copper, nickel, uranium, silver, iron-ore and oil and gas); fluctuations in the value of the Canadian and Australian dollar, Mexican peso, and any other currency in which revenue is generated, relative to the U.S. dollar; changes in national and local government legislation, including permitting and licensing regimes and taxation policies and the enforcement thereof; regulatory, political or economic developments in any of the countries where properties in which Franco-Nevada holds a royalty, stream or other interest are located or through which they are held; risks related to the operators of the properties in which Franco-Nevada holds a royalty, stream or other interest, including changes in the ownership and control of such operators; influence of macroeconomic developments; business opportunities that become available to, or are pursued by Franco-Nevada; reduced access to debt and equity capital; litigation; title, permit or license disputes related to interests on any of the properties in which Franco-Nevada holds a royalty, stream or other interest; whether or not the Corporation is determined to have “passive foreign investment company” (“PFIC”) status as defined in Section 1297 of the United States Internal Revenue Code of 1986, as amended; potential changes in Canadian tax treatment of offshore streams; excessive cost escalation as well as development, permitting, infrastructure, operating or technical difficulties on any of the properties in which Franco-Nevada holds a royalty, stream or other interest; access to sufficient pipeline capacity; actual mineral content may differ from the reserves and resources contained in technical reports; rate and timing of production differences from resource estimates, other technical reports and mine plans; risks and hazards associated with the business of development and mining on any of the properties in which Franco-Nevada holds a royalty, stream or other interest, including, but not limited to unusual or unexpected geological and metallurgical conditions, slope failures or cave-ins, flooding and other natural disasters, terrorism, civil unrest or an outbreak of contagious diseases; the impact of the COVID-19 (coronavirus) pandemic; and the integration of acquired assets. The forward-looking statements contained in this press release are based upon assumptions management believes to be reasonable, including, without limitation: the ongoing operation of the properties in which Franco-Nevada holds a royalty, stream or other interest by the owners or operators of such properties in a manner consistent with past practice; the accuracy of public statements and disclosures made by the owners or operators of such underlying properties; no material adverse change in the market price of the commodities that underlie the asset portfolio; the Corporation’s ongoing income and assets relating to determination of its PFIC status; no material changes to existing tax treatment; risks related to the completion of the acquisition of the SolGold royalty interest; the expected application of tax laws and regulations by taxation authorities; the expected assessment and outcome of any audit by any taxation authority; no adverse development in respect of any significant property in which Franco-Nevada holds a royalty, stream or other interest; the accuracy of publicly disclosed expectations for the development of underlying properties that are not yet in production; integration of acquired assets; and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated or intended. However, there can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Investors are cautioned that forward-looking statements are not guarantees of future performance. In addition, there can be no assurance as to the outcome of the ongoing audit by the CRA or the Corporation’s exposure as a result thereof. Franco-Nevada cannot assure investors that actual results will be consistent with these forward-looking statements. Accordingly, investors should not place undue reliance on forward-looking statements due to the inherent uncertainty therein.

For additional information with respect to risks, uncertainties and assumptions, please refer to Franco-Nevada’s most recent Annual Information Form filed with the Canadian securities regulatory authorities on www.sedar.com and Franco-Nevada’s most recent Annual Report filed on Form 40-F filed with the SEC on www.sec.gov. The forward-looking statements herein are made as of the date of this press release only and Franco-Nevada does not assume any obligation to update or revise them to reflect new information, estimates or opinions, future events or results or otherwise, except as required by applicable law.

3

NEWS RELEASE

Toronto, May 11, 2020

(in U.S. dollars unless otherwise noted)

Franco-Nevada Adds to Royalty Portfolio and Initiates New ATM Equity Program

Alpala Royalty Acquisition

The Corporation today entered into an agreement with SolGold PLC (“SolGold”) to acquire a 1% net smelter royalty (“NSR”) with reference to all minerals produced from the Alpala copper-gold project in northern Ecuador for $100 million. The Alpala project is owned by Exploraciones Novomining SA, which is held 85% by SolGold and 15% by Cornerstone Capital Resources Inc.  The NSR will cover the 4,979 hectare Cascabel concession and closing of the acquisition is subject to on-site confirmatory due diligence which will be completed once COVID-19 travel restrictions are lifted.  In the interim, the Corporation has agreed to provide SolGold with a bridge loan of $15 million for a period of up to 8 months.

SolGold has the option to increase the size of the transaction to $150 million for a 1.5% NSR until January 11, 2021 and also has the option to buy-back 50% of the NSR for a period of time.  Franco-Nevada is entitled to receive certain minimum royalty payments from 2028 and also has the option to convert the NSR to a gold NSR for a period of time after Alpala is producing.

As part of the royalty arrangements, the Corporation has agreed to contribute $150,000 per year for three years after closing to one or more of SolGold’s local Ecuadorian environmental and social initiatives. SolGold has agreed to match or surpass such annual funding.

At-the-Market Equity Program

Franco-Nevada has established an at-the-market equity program (the “ATM Program”) that allows the Corporation to issue up to $300 million worth of common shares from treasury (“Common Shares”) to the public from time to time at the prevailing market price through the Toronto Stock Exchange, the New York Stock Exchange or any other marketplace on which the Common Shares are listed, quoted or otherwise traded. The volume and timing of distributions under the ATM Program, if any, will be determined at the Corporation’s sole discretion, subject to applicable regulatory limitations. The Corporation’s previous at-the-market equity program established July 19, 2019 that allowed the Corporation to issue up to $200 million worth of Common Shares was terminated on April 28, 2020.

The ATM Program will be effective until May 28, 2022 unless terminated prior to such date by the Corporation. Franco-Nevada intends to use the net proceeds from the ATM Program, if any, for funding royalty and stream acquisitions and/or other general corporate purposes including the repayment of indebtedness. Sales of Common Shares through the ATM Program will be made pursuant to the terms of an equity distribution agreement dated May 11, 2020 with CIBC Capital Markets, BMO Nesbitt Burns Inc., RBC Dominion Securities Inc., Scotia Capital Inc., TD Securities Inc., Canaccord Genuity Corp., Credit Suisse Securities (Canada), Inc., National Bank Financial Inc., Raymond James Ltd., and Industrial Alliance Securities Inc., as Canadian agents, and CIBC Capital Markets, BMO Capital Markets Corp., RBC Capital Markets, LLC, Scotia Capital (USA) Inc., TD Securities (USA) LLC, BofA Securities, Inc., Canaccord Genuity LLC, Credit Suisse Securities (USA) LLC, National Bank of Canada Financial Inc., Raymond James (USA) Ltd., Barclays Capital Inc., Deutsche Bank Securities Inc. and Stifel, Nicolaus & Company, Incorporated, as U.S. agents.

The Corporation has filed a registration statement (including a prospectus) and a prospectus supplement with the U.S. Securities and Exchange Commission (the “SEC”) for the ATM Program. Before you invest, you should read the prospectus in that registration statement, the prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and the ATM Program. The Corporation has also filed prospectus supplement dated May 11, 2020 to the Corporation’s Canadian base shelf prospectus dated April 28, 2020 with the securities regulatory authorities in Canada. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov or on SEDAR at www.sedar.com. Alternatively, any agent participating in the ATM Program will arrange to send you the prospectus if you request it by contacting, (i) in Canada: CIBC World Markets Inc., attn: Michelene Dougherty, by email at

michelene.dougherty@cibc.ca or by phone at 416-956-3636 or BMO Nesbitt Burns Inc., attn: Brampton Distribution Centre C/O The DATA Group of Companies, 9195 Torbram Road, Brampton, Ontario, L6S 6H2, by email at torbramwarehouse@datagroup.ca or by phone at 905-791-3151 Ext. 4312; and (ii) in the U.S.: CIBC World Markets Corp., 425 Lexington Ave, 5th Floor, New York, NY, by email at useprospectus@cibc.com or by phone at (800) 282-0822 or BMO Capital Markets Corp., attn: Equity Syndicate Department, 3 Times Square, 25th Floor, New York, NY, 10036, by email at bmoprospectus@bmo.com or by phone at 1-800-414-3627.

This news release does not constitute an offer to sell or the solicitation of an offer to buy the Common Shares, nor shall there be any sale of these securities in any jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Corporate Summary

Franco-Nevada Corporation is the leading gold-focused royalty and streaming company with the largest and most diversified portfolio of cash-flow producing assets.  Its business model provides investors with gold price and exploration optionality while limiting exposure to many of the risks of operating companies.  Franco-Nevada is debt free and uses its free cash flow to expand its portfolio and pay dividends.  It trades under the symbol FNV on both the Toronto and New York stock exchanges.  Franco-Nevada is the gold investment that works.

For more information, please contact:

Sandip Rana
Chief Financial Officer
(416) 306-6303
info@franco-nevada.com

2

Forward-Looking Statements

This press release contains “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian securities laws and the United States Private Securities Litigation Reform Act of 1995, respectively, which may include, but are not limited to, statements with respect to future events or future performance, management’s expectations regarding Franco-Nevada’s growth, results of operations, estimated future revenues, carrying value of assets, future dividends and requirements for additional capital, mineral reserve and mineral resource estimates, production estimates, production costs and revenue, future demand for and prices of commodities, expected mining sequences, business prospects and opportunities, audits being conducted by the Canada Revenue Agency (the “CRA”), the expected exposure for current and future assessments and available remedies, the remedies relating to and consequences of the ruling of the Supreme Court of Panama in relation to the Cobre Panama project, statements with respect to the aggregate value of Common Shares which may be issued pursuant to the ATM Program, the Corporation’s expected use of the net proceeds of the ATM Program, if any, and the acquisition of the SolGold royalty interest. In addition, statements (including data in tables) relating to reserves and resources and gold equivalent ounces (“GEOs”) are forward-looking statements, as they involve implied assessment, based on certain estimates and assumptions, and no assurance can be given that the estimates and assumptions are accurate and that such reserves and resources and GEOs will be realized. Such forward-looking statements reflect management’s current beliefs and are based on information currently available to management. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budgets”, “scheduled”, “estimates”, “forecasts”, “predicts”, “projects”, “intends”, “targets”, “aims”, “anticipates” or “believes” or variations (including negative variations) of such words and phrases or may be identified by statements to the effect that certain actions “may”, “could”, “should”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of Franco-Nevada to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. A number of factors could cause actual events or results to differ materially from any forward-looking statement, including, without limitation: the price at which Common Shares are sold in the ATM Program and the aggregate net proceeds received by the Corporation as a result of the ATM Program; fluctuations in the prices of the primary commodities that drive royalty and stream revenue (gold, platinum group metals, copper, nickel, uranium, silver, iron-ore and oil and gas); fluctuations in the value of the Canadian and Australian dollar, Mexican peso, and any other currency in which revenue is generated, relative to the U.S. dollar; changes in national and local government legislation, including permitting and licensing regimes and taxation policies and the enforcement thereof; regulatory, political or economic developments in any of the countries where properties in which Franco-Nevada holds a royalty, stream or other interest are located or through which they are held; risks related to the operators of the properties in which Franco-Nevada holds a royalty, stream or other interest, including changes in the ownership and control of such operators; influence of macroeconomic developments; business opportunities that become available to, or are pursued by Franco-Nevada; reduced access to debt and equity capital; litigation; title, permit or license disputes related to interests on any of the properties in which Franco-Nevada holds a royalty, stream or other interest; whether or not the Corporation is determined to have “passive foreign investment company” (“PFIC”) status as defined in Section 1297 of the United States Internal Revenue Code of 1986, as amended; potential changes in Canadian tax treatment of offshore streams; excessive cost escalation as well as development, permitting, infrastructure, operating or technical difficulties on any of the properties in which Franco-Nevada holds a royalty, stream or other interest; access to sufficient pipeline capacity; actual mineral content may differ from the reserves and resources contained in technical reports; rate and timing of production differences from resource estimates, other technical reports and mine plans; risks and hazards associated with the business of development and mining on any of the properties in which Franco-Nevada holds a royalty, stream or other interest, including, but not limited to unusual or unexpected geological and metallurgical conditions, slope failures or cave-ins, flooding and other natural disasters, terrorism, civil unrest or an outbreak of contagious diseases; the impact of the COVID-19 (coronavirus) pandemic; and the integration of acquired assets. The forward-looking statements contained in this press release are based upon assumptions management believes to be reasonable, including, without limitation: the ongoing operation of the properties in which Franco-Nevada holds a royalty, stream or other interest by the owners or operators of such properties in a manner consistent with past practice; the accuracy of public statements and disclosures made by the owners or operators of such underlying properties; no material adverse change in the market price of the commodities that underlie the asset portfolio; the Corporation’s ongoing income and assets relating to determination of its PFIC status; no material changes to existing tax treatment; risks related to the completion of the acquisition of the SolGold royalty interest; the expected application of tax laws and regulations by taxation authorities; the expected assessment and outcome of any audit by any taxation authority; no adverse development in respect of any significant property in which Franco-Nevada holds a royalty, stream or other interest; the accuracy of publicly disclosed expectations for the development of underlying properties that are not yet in production; integration of acquired assets; and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated or intended. However, there can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Investors are cautioned that forward-looking statements are not guarantees of future performance. In addition, there can be no assurance as to the outcome of the ongoing audit by the CRA or the Corporation’s exposure as a result thereof. Franco-Nevada cannot assure investors that actual results will be consistent with these forward-looking statements. Accordingly, investors should not place undue reliance on forward-looking statements due to the inherent uncertainty therein.

For additional information with respect to risks, uncertainties and assumptions, please refer to Franco-Nevada’s most recent Annual Information Form filed with the Canadian securities regulatory authorities on www.sedar.com and Franco-Nevada’s most recent Annual Report filed on Form 40-F filed with the SEC on www.sec.gov. The forward-looking statements herein are made as of the date of this press release only and Franco-Nevada does not assume any obligation to update or revise them to reflect new information, estimates or opinions, future events or results or otherwise, except as required by applicable law.

3